Fiscal Year ended March 31, 2023 2023 ANNUAL INTEGRATED REPORT

2 TA K E DA I S A G L O B A L values-based, research and development (R&D)-driven biopharmaceutical company committed to achieving our corporate purpose: better health for people and a brighter future for the world. We strive to deliver truly transformative treatments, significantly increasing the value that we bring to society. A b ou t G o ve rn a n ce P a ti e n t P e o p le P la n e t F in a n c ia ls G lo b a l C S R A p p e n d ix 2023 Annual Integrated Report

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CEO LETTER


Christophe Weber
President and CEO

DEAR STAKEHOLDERS,

At Takeda, the patients we serve—and achieving outcomes for them and their health—have been at the heart of everything we do for more than 240 years. Today, with health care systems increasingly under strain as life expectancies rise, populations age and innovative treatment options expand, our patient-centered and outcomes-focused approach is more relevant than ever.

In our 2023 Annual Integrated Report, I'm pleased to share the progress we have made over the past year to deliver on our purpose of better health for people and a brighter future for the world. We are positioning ourselves for long-term sustainable growth, innovation and resilience while staying rooted in our core values of Integrity, Fairness, Honesty and Perseverance, brought to life through actions based on patient, trust, reputation and business, in that order.

Innovating with Patients in Mind

Public health care systems built on a fee-for-service model are facing significant financial and resource strain, and the restrictive drug pricing and reimbursement policies adopted in some countries in an effort to alleviate the pressure, raise concerns about the impact on R&D investment and innovation.

I believe that health care systems need to urgently move toward value-based health care, an approach that pays for outcome and care quality and is set up around delivering results for patients. This is the true purpose of any health care system.

At the same time, we are realistic about the scale of the challenge and recognize that a successful transition to a value-based system in the public market is unlikely in the near-term and would not be sustainable without an accompanying increase in government funding.

That is why Takeda's global growth strategy is centered on the discovery and development of innovative, life-transforming medicines and vaccines that have the potential to be best-in-class or first-in-class. At the same time, we are building resilience against external risks and making bold investments in data, digital and technology (DD&T) to upskill our people and drive value creation.

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Advancing Our Pipeline to Deliver Life- Transforming Treatments to Patients Our innovative R&D strategy is delivering. In 2022, we achieved a significant milestone as our dengue vaccine, QDENGA®  (Dengue tetravalent vaccine [live, attenuated]), was approved for use in the European Union (EU). This followed a positive opinion from the European Medicines Agency’s (EMA) Committee for Medicinal Products for Human Use (CHMP), recommending approval in the EU and in dengue-endemic countries participating in the parallel EU- Medicines-for-all (EU-M4all)1 procedure. QDENGA has now also been approved for use in Indonesia, Brazil, Argentina, the U.K. and Thailand, with broad labels, for use regardless of serostatus. Other pipeline highlights include pediatric approval for hereditary angioedema (HAE) prophylaxis TAKHZYRO® (lanadelumab) in the U.S.; continued growth of gut-selective ENTYVIO® (vedolizumab); and approvals of EXKIVITY® (mobocertinib), for non-small cell lung cancer, and LIVTENCITYTM (maribavir), for post-transplant cytomegalovirus infection/disease, in key geographies. Together, these achievements will enable us to serve new patient populations, help prevent serious illness and reduce the treatment burden for many patients. Complementing our in-house R&D engine, we reinforced our long-term growth potential through business development to bring three highly innovative programs into our mid-to-late stage pipeline. We acquired, from Nimbus Therapeutics, a potentially best-in-class oral, selective allosteric tyrosine kinase 2 (TKY2) inhibitor that has possible application across a broad range of diseases, including psoriasis, psoriatic arthritis, inflammatory bowel disease (IBD) and systemic lupus erythematosus. This TYK2 inhibitor — now named TAK-279 — has the potential to offer the convenience of an oral therapy while addressing unmet medical needs. We also signed an exclusive licensing agreement to further develop and commercialize fruquintinib, a potential new treatment for refractory metastatic colorectal cancer, expanding our oncology portfolio. And we signed a licensing agreement to develop a first-in-class celiac disease therapy with TAK-227. Recognizing the Power of Our People Ultimately, it is our people who drive our success. I continue to be inspired by our approximately 50,000 Takeda employees who live our values every day. Results from our annual global Employee Experience Survey confirm that our employees overwhelmingly understand how their work impacts patients and that they are able to make decisions guided by our values. We are building an exceptional people experience that promotes well-being and performance, embraces flexibility and emphasizes the value of regular face-to- face interactions. We believe that executing this transformation well could be a competitive advantage. I am proud that our people policies and practices have been recognized by the Top Employers Institute, which named Takeda as a Global Top Employer for the sixth consecutive year, one of only 15 companies to achieve this recognition. A Steadfast Focus on the Future of Our Planet Taking care of patients goes beyond developing life-transforming treatments. It's also about being responsible and ethical while protecting our planet. We remain focused on achieving net-zero2 by 2035 for our own value chain and by 2040 across our entire value chain, including our suppliers and customers, in accordance with the Science Based Targets initiative’s (SBTi’s) Corporate Net-Zero Standard. Our initiatives include conserving natural resources and designing our products with sustainability principles in mind. Better Health, Brighter Future This is a very exciting time for Takeda. The continued strengthening of our pipeline is a direct reflection of our financial discipline and success in deleveraging, driven by our strong free cash flow. In fiscal year 2022, we delivered core revenue3 growth at constant exchange rate (CER) of +3.5%, driven by sales of our Growth & Launch Products.4 On a reported basis, revenue was 4,027.5 billion yen (USD 30.3 billion), with a year-over-year increase of +12.8%. And we delivered or exceeded our management guidance for core revenue, core operating profit and core EPS growth at CER. 1 The European Medicines Agency. Medicines for use outside the EU — EU-M4all. July 2020. Retrieved June 2023. 2 Takeda defines carbon neutrality and net-zero emissions in accordance with The Greenhouse Gas Protocol and the SBTi guidelines. SBTi’s Corporate Net-Zero Standard requires companies to reduce GHG emissions by more than 90% and use permanent carbon removal and storage technologies to counterbalance the remaining <10% of residual GHG emissions that cannot otherwise be eliminated. 3 Core revenue, core operating profit, core operating profit margin, core EPS, CER % Change, net debt, adjusted EBITDA, and free cash flow are non-IFRS measures, i.e., measures not calculated and presented in accordance with IFRS. See the financial appendix at the end of Takeda's FY2022 investor presentation (available at takeda.com/investors/financial-results) for further information about Takeda’s Non-IFRS Measures and reconciliations to the most directly comparable measures calculated and presented in accordance with IFRS. 4 Please refer to page 49 for definition of Growth and Launch Products. Takeda delivered core operating profit growth of +9.1% at CER and a robust margin of 29.5%. This strong performance was driven by a combination of momentum in our Growth & Launch Products, solid commercial execution across the portfolio and disciplined cost control. We also continued to deliver important cash flow (446.2 billion yen free cash flow in FY2022), allowing us to invest in strategic business development activities and returning value to shareholders, while paying down debt. Our success in rapid deleveraging resulting in net debt to adjusted EBITDA of 2.6x at the end of March 2023. Excluding the upfront cash payment for TAK-279, this ratio would have been 2.3x. We have updated our capital allocation policy as a reflection of our deleveraging progress and our new phase of investment for growth and shareholder returns, and in FY2023 we intend to raise the dividend to underscore confidence in our future growth. Looking ahead, I’m confident that we have the right strategy, values and people capability to deliver our vision of providing life-transforming treatments to patients and our purpose of better health for people and a brighter future for the world. Christophe Weber President and CEO A b ou t G o ve rn a n ce P a ti e n t P e o p le P la n e t F in a n c ia ls G lo b a l C S R A p p e n d ix 4 2023 Annual Integrated Report

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BETTER HEALTH FOR PEOPLE, BRIGHTER FUTURE FOR THE WORLD

A MESSAGE FROM

Takako Ohyabu

Chief Global Corporate Affairs and Sustainability Officer



WHILE MUCH HAS changed since Takeda was established in 1781, our founding philosophy has remained constant: to serve patients with integrity in a way that also benefits society. By doing so, Takeda has expanded its business to become the global values-based, R&D-driven biopharmaceutical company it is today. We are guided by our values, which incorporate Integrity, Fairness, Honesty and Perseverance, with Integrity at the core. Our unwavering values are embedded in Takeda's global growth strategy and drive our business decisions. We aim to make decisions that put the focus first on patients, trust and reputation, with the goal of building a sustainable and high-performing business in the long term.

A little more than one year ago, I embarked on the journey to operationalize sustainability as an integral part of Takeda's way of doing business. In this time, I've met and listened to many internal and external stakeholders. As I reflect on these conversations, I realize how much more we must accomplish to truly fulfill our purpose. Yet these conversations also instilled in me great confidence in the future for three reasons.

First, creating a positive impact through our corporate values is in our heritage. This is a unique strength of Takeda. Second, our employees are giving life to these values. Each and every colleague I work with,

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wherever they are in the organization, is a leader who makes values-based decisions and is empowered to do what’s right for patients. (Read more about our values- based culture on page 12.) Last, but not least, our corporate philosophy reflects stakeholder expectations, helping to ensure that sustainability is an integral part of our business strategy. This fuels not only our business growth but also our resilience. (Read more about our sustainability framework on page 14.) Take for example the development and introduction of our QDENGA vaccine. Dengue fever is among the most common mosquito-borne viral disease worldwide, endangering half of the world’s population. Climate change has accelerated its spread, especially among under-served communities with limited access to health care. For more than 70 years, Takeda has focused on vaccine development, most recently by being at the forefront of innovation in developing this potentially life-transforming vaccine, which expands dengue prevention options for communities in need of protection. We are prioritizing countries with the highest burden of disease and where barriers to access for vaccines are particularly complex. We have challenged and empowered our people to accelerate innovation, enabling us to not only develop the product, but also to ensure timely supply while fulfilling our commitment to our planet. At our Singen manufacturing site, data and digital solutions are further augmenting our ingenuity, and the adoption of new technologies is allowing us to reimagine ways of working that foster creativity, enabling lifelong learning and employee well-being. I am hopeful that this and other examples in our report will illustrate how we are anchoring sustainability at the heart of our business and underscore my confidence in our long-term growth and future contributions to global health. Achieving great things is not without challenge and risk. But we are not afraid of moving forward, constantly asking ourselves how we can make a positive difference in patients' and people's lives, guided by our values and feedback from our stakeholders. As we do, I will continue to encourage and support our people, who make our progress possible. Together, I have no doubt that not only Takeda, but also the society in which we operate, will continue to grow stronger and more resilient. A b ou t G o ve rn a n ce P a ti e n t P e o p le P la n e t F in a n c ia ls G lo b a l C S R A p p e n d ix 6 2023 Annual Integrated Report

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THE QDENGA STORY

TACKLING PUBLIC HEALTH THREATS IN A RAPIDLY CHANGING WORLD

DENGUE — prevalent in more than 100 countries[1] — has had a significant impact on public health for decades. This viral disease often has the greatest impact on the most vulnerable populations with limited access to care, mostly in Asia and Latin America, although it can affect people worldwide. This includes people most likely to struggle with out-of-pocket medical payments who face difficulty making ends meet when out of work due to illness. What's more, dengue is only getting worse as the world gets warmer.[2] During the past 20 years, climate change and urbanization have expanded the geographic range of the mosquitoes that transmit this disease and increased the speed of its spread. This has led to an eightfold increase in dengue cases globally.[3]

Addressing the Burden Through Innovative Research

The dengue virus, which has four serotypes, has challenged vaccine development for years. Takeda's dengue research efforts stretch back more than a decade. Throughout, we have worked to address the complexity of the disease as well as its global prevalence. For example, Takeda's pivotal trial for its dengue vaccine included populations across eight dengue-endemic countries in Asia and Latin America.

ONE OF OUR CONTRIBUTIONS to building resilience to the impact of climate change is through cutting-edge R&D to help prevent climate-accelerated diseases such as dengue. *(See the* ***Planet*** *section for more information on how we are taking urgent climate action.)*



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TAKEDA HAS BEEN helping to prevent serious diseases through vaccine development for more than 70 years through our efforts.

In August 2022, Takeda succeeded in securing its first approval for a new dengue vaccine, QDENGA, in Indonesia. QDENGA is the only dengue vaccine **approved** to help protect people against dengue regardless of previous dengue exposure and without pre-vaccination testing—a previously unmet need in dengue prevention.

"Through large, diverse trials, we focused on demonstrating the favorable safety and efficacy profile of QDENGA and that it can be used and trusted by the communities most in need of protection," said Derek Wallace, vice president and head of Global Dengue Program. "We also invested in four and a half years of follow-up, in line with World Health Organization recommendations, to demonstrate its long-term impact on symptoms and hospitalizations, as well as safety."

Preparing to Meet Global Demand

To prepare for the scale up required for the global supply of QDENGA, Takeda has invested in digital-driven strategies and built two cutting-edge manufacturing facilities at our site in Singen, Germany. Additionally, we are converting an existing building on the site to manufacture the vaccine. To augment our expanding internal capabilities, we partner with external companies to support global supply as well.

Digital technologies are helping improve product quality and productivity. For example, we are working with an academic research institute to develop an advanced AI system that can detect potential vial defects with a higher degree of accuracy at a faster speed than human inspection would allow. We are also leveraging our cutting-edge anti-counterfeiting technology to help ensure all products that enter the legitimate supply chain are verifiable. It also allows us to easily identify counterfeit vaccines, further supporting vaccine confidence and population uptake.

Learn how we are working to reduce our greenhouse gas emissions at our manufacturing sites in the **Planet** section.

To support the goal of providing seamless and equitable supply of vaccines once the vials leave our site, we have invested in creating a local network of in-country distributors.

Progressing Toward Global Availability

Takeda was invited by the CHMP of the EMA to participate in the first-ever parallel assessment of a product for use in the EU and for countries outside the EU.

In October 2022, the CHMP issued a positive opinion for the EU and dengue-endemic countries that took part in the EU-M4all procedure. In December 2022, the European Commission (EC) approved QDENGA for use in the EU. EC approval will be taken into account by the EU-M4all countries as they consider their own regulatory reviews. In 2023, we received approvals in multiple dengue-endemic countries. We believe that these approvals are just the beginning in our effort to provide a new prevention tool to a broad population and may substantially impact the spread of dengue.

THE IMPACT OF DENGUE

- Dengue is a rapidly spreading mosquito-borne viral disease that poses **a risk to half of the world's population.**[4]
- **Nearly 90%** of estimated dengue burden is in middle-income countries[5] where barriers to care are particularly complex.
- Each year, there are an estimated **390 million** dengue cases worldwide.[6]
- **Up to 80% of infections are asymptomatic.** Symptoms can vary greatly, ranging from mild, undifferentiated fever, to flu-like symptoms and joint and muscle pains. Although uncommon, severe cases can lead to organ impairment and/or plasma leakage, which may lead to serious complications including death.[7]
- There are approximately **20,000 to 25,000 deaths** globally, mainly among children, due to the virus.[8]
- **Hospital systems can quickly become overwhelmed** during dengue outbreaks, which can have repercussions on the care of non-dengue infected patients.

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Continuing the Journey The story of QDENGA is step one. To comprehensively mitigate the effects of mosquito-borne diseases, we will continue to collaborate with local partners to help strengthen health systems and supply chains, help create new solutions to reduce mosquito breeding and invest in public health education. “Our efforts to improve public health and reduce the economic burden of dengue on health systems and individuals are just beginning,” said Alberta Di Pasquale, head of Vaccines Medical Affairs, Growth and Emerging Markets Business Unit. “We are committed to serving the most vulnerable communities at risk of dengue through our vaccine and our efforts to support health system strengthening, to help ensure no one is left behind.” Paving the Way for Broad and Equitable Access We are working with diverse stakeholders, including governments, health care providers and other trusted local and international stakeholders to accelerate access to QDENGA. Together, we are prioritizing countries with the highest burden of dengue — mainly in Latin America and Asia. We are first launching in private, endemic and travel markets, pricing the vaccine comparable or lower-than-average compared to the price of other innovative vaccines. Our pricing for QDENGA will be determined on a country-by-country basis using factors such as gross domestic product, out-of-pocket health expenditure, national policies covering vaccinations and available health care resources. We will also support initiatives at the national, provincial and individual levels, including exploring private payer and innovative financing options, as well as value-based contracting. Over time, our aim is to make the vaccine as accessible as possible through National Immunization Programs, which are government-funded programs that typically provide free vaccination to eligible participants. We are also developing educational materials to help health care providers increase awareness of the benefits of vaccination and investing in digital education tools for consumers such as KnowDengue.com. T H E I N T E R N AT I O N A L S O C I E T Y for Pharmaceutical Engineering recognized the value of our dengue vaccine manufacturing innovations naming Takeda’s Singen factory as its 2022 Facility of the Year Awards Overall Winner. 1 World Health Organization. Fact Sheet. Dengue and Severe Dengue. January 2022. Retrieved April 2023. 2 World Health Organization. Fact Sheet. Dengue and Severe Dengue. January 2022. Retrieved August 2022. 3 Trivedi S, Chakravarty A. Neurological Complications of Dengue Fever. Curr Neurol Neurosci Rep. 2022 Aug;22(8):515-529. Retrieved Nov. 11, 2022. 4 World Health Organization. Fact Sheet. Dengue and Severe Dengue. January 2022. Retrieved August 2022. 5 Supplement to Stanaway JD, Shepard DS, Undurraga EA, et al. “The global burden of dengue: an analysis from the Global Burden of Disease Study,” 2013. Lancet Infectious Diseases, Volume 16, Issue 6, pages 712-723, June 2016; http:// dx.doi.org/10.1016/S1473-3099(16)00026-8.; Income Classification: World Bank: List of Economies, June 2018. https:// datahelpdesk.worldbank.org/knowledgebase/articles/906519-world-bank-country-and-lending-groups; 2018 World Development Indicators. World Bank. https://databank.worldbank.org/data/reports.aspx?source=2&series=NY.GDP. MKTP.CD&country=#. 6 Trivedi S, Chakravarty A. “Neurological Complications of Dengue Fever.” Curr Neurol Neurosci Rep. 2022 Aug;22(8):515-529. Retrieved Nov. 11, 2022. 7 European Centre for Disease Prevention and Control. Fact Sheet about Dengue. April 2023. 8 European Centre for Disease Prevention and Control. Fact Sheet about Dengue. April 2023. A b ou t G o ve rn a n ce P a ti e n t P e o p le P la n e t F in a n c ia ls G lo b a l C S R A p p e n d ix 9 2023 Annual Integrated Report

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TAKEDA AT A GLANCE

FY2022 GLOBAL REVENUE[1]


APPROX.
$30.3
BILLION
52%
13%
21%
14%

EMPLOYEES


APPROX.
50
THOUSAND
43%
12%
30%
16%

- United States
- Japan
- Europe & Canada
- Growth & Emerging Markets

R&D AND PARTNERSHIPS

$4.8 billion[1, 2] in R&D investments

200+ partnerships to help us bring innovation to patients

~40 new molecular entity clinical stage assets

OUR AREAS OF FOCUS

- Gastrointestinal and Inflammation
- Rare Diseases
- Plasma-Derived Therapies
- Oncology
- Neuroscience
- Vaccines

Takeda

FOUNDED
1781
OSAKA, JAPAN

COUNTRIES AND REGIONS
~80

RESEARCH SITES
3

MANUFACTURING SITES
25+

GLOBAL HEADQUARTERS
Tokyo
JAPAN



GLOBAL HUB
Cambridge
MASSACHUSETTS, USA



[1] Convenience translations have been made at an exchange rate of 1USD = 132.75 JPY.
[2] All numbers as of end of June 2023, other than fiscal year 2022 global revenue and R&D investments.

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SUSTAINED GROWTH, ENDURING VALUES

TAKEDA BEGAN in 1781 selling traditional Japanese and Chinese medicines in a local market in Osaka, guided by the principle of SANPO-YOSHI. It means good for the seller, good for the buyer and good for society. Successive Takeda CEOs have remained true to this principle in both word and action for more than 240 years. They have used their generation's context and language to link Takeda's business actions with this business principle: when we serve patients with integrity, we also benefit business and society. Today, Takeda's corporate philosophy articulates why we exist (our purpose), where we are going (our vision) and how we deliver on our vision (our values).

OUR CORPORATE PHILOSOPHY

PURPOSE
Better health for people, brighter future for the world.

VISION
Discover and deliver life-transforming treatments, guided by our commitment to patients, our people and the planet.

VALUES
We are guided by our values of Takeda-ism, which incorporate **Integrity, Fairness, Honesty** and **Perseverance,** with Integrity at the core. They are brought to life through actions based on **Patient-Trust-Reputation-Business,** in that order.



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FOSTERING A VALUES-BASED CULTURE



AT TAKEDA, we describe ourselves as having a "values-based" culture. This means that in addition to complying with all applicable laws and regulations, it is essential for us to make decisions and take actions that are purposeful and meet the highest ethical and moral standards at all times. We re-enforce our values to shape our culture through various mechanisms and learning programs, from new employee orientation to practical, ethical decision-making tools and beyond. Examples include:

- **Code of Conduct**, which encourages personal accountability of our people through a principles-based approach, guiding their actions under a wide range of circumstances. It empowers us to confidently make decisions that are consistent with our values and helps ensure our commitment to maintaining the highest ethical standards at all times.
- **Global Induction Forum**, which is hosted twice a year by our CEO with members of the Takeda Executive Team, offers new senior leaders around the world a unique opportunity to learn about Takeda's rich heritage, values and vision. In keeping with our patient focus, leaders at the latest Forum had an opportunity to meet with a patient virtually and took deep dives into our strategy, global business, values-based decision-making and leadership behaviors.
- **Values Journey Curriculum**, which lays out global expectations for all employees, helping move them along a journey from basic awareness of our values when they join, to understanding what our values mean, to practical application so they can confidently apply these values every day and become role models for others.
- **Takeda Values Ambassadors**, who work with our ethics and compliance officers to help our employees bring our values to life. To date, more than 1,000 Takeda people in more than 60 countries have volunteered or been nominated to serve as role models for Takeda's values. Their colleagues can turn to them with concerns or questions. Coming together as a global community, Values Ambassadors share ideas and experiences through internal social media tools, meetings and global events.
- **Takeda's speak-up culture** initiatives and campaigns aim to create a safe place for employees to raise concerns about potential misconduct and any actions that are not aligned with our values, while also offering protection against retaliation. Concerns can be raised through various internal mechanisms, including the Takeda Ethics Line. In fiscal year 2022, we launched a refreshed speak-up campaign to empower our people by raising awareness of why, when and how to voice a concern and how to respond when someone speaks up. The campaign went beyond simply voicing concerns, to encourage speaking up for our values and creating a culture of psychological safety more broadly.

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OUR VALUES IN ACTION

DATA, DIGITAL AND TECHNOLOGY continue to drive innovation and breakthrough discoveries in health care. As they do, we continue to lead through our values-based approach to help ensure we remain true to the highest standards of ethics and integrity. One way is through Takeda's Responsible Use of Science and Technology (TRUST) team.

The TRUST team translates bioethics and technological ethics into our responsible innovation approach, which guides the day-to-day activities of each employee. Through an enterprise-wide hack-a-thon,[1] the team developed employee-owned foundational principles and various learning resources that employees can use. In 2022, together with the Takeda Ethics Advisory Council, the TRUST team created and published Takeda's Position Papers on **Data Sharing and Reuse of Health Data** and the **Use of Artificial Intelligence (AI)**. These principles provide foundational guidance to R&D, commercial and patient services teams as they develop and utilize health data and AI in their products and services. Additionally, as the use of advanced analytics and AI continues to accelerate, the TRUST team partnered with our Cyber Digital Trust team to issue guidance on the use of large language models such as ChatGPT.

In 2022, the Notre Dame-IBM Technology Ethics Lab selected a proposal from the TRUST team that addresses the need for auditing methodologies for AI within the life sciences sector. With this research award, Takeda will leverage its expertise to design an end-to-end AI audit process for our business and the broader life sciences industry.[2]

Additionally, within our governance structure, we have integrated our Global Privacy Office into our Global Ethics & Compliance organization to responsibly accelerate Takeda's digital ambition.

[1] Hack-a-thon is an event in which people gather and solve a problem in a collaborative and rapid way.
[2] Takeda elected not to receive a monetary award.

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SUSTAINABILITY FRAMEWORK AND METRICS

INFORMED BY an ESG materiality assessment of nonfinancial issues strategically important to our company and stakeholders, we developed our corporate philosophy imperatives (Patient, People and Planet), which identify where Takeda must invest to deliver on our vision and purpose. In fiscal year 2022, we engaged with external stakeholders, including investors, on our imperatives. Based on the feedback, we evolved them to create a simplified framework and sustainability focus areas.

We measure our progress toward our corporate philosophy imperatives and sustainability focus areas through our corporate philosophy metrics. We developed these metrics with employees from across the company in a bottom-up approach and provide employees with frequent progress updates in our internal metrics dashboard. By doing so, we are creating ownership among all employees in all parts of our operations. These metrics also help hold us accountable for delivering sustainable growth and building trust with our external stakeholders.

OUR SUSTAINABILITY FRAMEWORK

PATIENT

Translates science to discover and deliver life-transforming treatments and vaccines for patients and communities with limited or no options.

- Deliver innovative life-transforming medicines and vaccines
- Provide health benefits that are valued by patients and society
- Accelerate global, equitable access to medicines and vaccines

PEOPLE

Attract and develop highly skilled talent and invest in creating a diverse, equitable and inclusive workplace that supports our staff's well-being.

- Develop talent and invest in lifelong learning
- Advance diversity, equity and inclusion
- Create a culture of well-being

PLANET

As global warming and pollution increasingly impact human health, we remain committed to environmental leadership.

- Achieve net-zero ambition
- Conserve natural resources
- Design with sustainability in mind

DATA, DIGITAL AND TECHNOLOGY ENABLES OUR INNOVATION

SUSTAINED BUSINESS GROWTH

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CORPORATE PHILOSOPHY METRICS[1]

IMPERATIVES	METRICS	WHY IT MATTERS	RESULTS
PATIENT	**Achieving Pipeline Milestones** # of pivotal study starts and approvals	Pivotal clinical studies generate the data that the regulatory authorities use to decide whether or not to approve a treatment or vaccine. The initiation of these studies, together with the number of approvals, demonstrates our progress on delivering innovative life-transforming medicines and vaccines. Timely sharing of clinical trial information offers clinical research transparency that will spur scientific innovation, improve medical care and build public trust. Our disclosures include results from interventional phase 1 - 4 clinical trials.	18
	Disclosing Clinical Trial Results % of achievement for timely disclosure of clinical trial summary results on public registries		100%
	Maintaining Uninterrupted Supply % of order lines dispatched on-time-in-full	Uninterrupted supply of our treatments is essential to achieve our purpose. In order to track our supply and quality performance, we track on-time and full delivery of products, as well as successful Health Authority Good Manufacturing Practice (GMP) inspections.	99.3%
	Upholding Manufacturing Quality # of health authority inspections without critical observations		100%
	Global Access to Growth & Launch Products[2] # of key countries where patients have access to the product through reimbursement	Delivering life-transforming treatments and vaccines requires more than developing medical breakthrough treatments and ensuring a safe and uninterrupted supply. To achieve our purpose, we must make our innovation broadly accessible to those who need it most. This is why we partner with local governments and organizations to register our products in multiple countries and secure sustainable access as soon as possible. In addition, our affordability-based Patient Assistance Programs (PAPs) provide financial support for eligible patients who otherwise would be unable to afford treatment. These programs are based on individual means testing criteria and medical eligibility.	ALUNBRIG 9 TAKHZYRO 9 ALOFISEL 4 EXKIVITY 2 LIVTENCITY 2
	Access to Medicines Programs in Low- and Middle- Income Countries and Evolving Healthcare Systems # of newly enrolled patients in Takeda's affordability-based PAPs		1,366
PEOPLE	**Engaging Employees** % of favorable responses to questions regarding engagement in the Annual Employee Experience Survey	Engagement rate reflects employees' motivation for work and their commitment to high performance. By empowering life-work alignment for our people, we are enhancing well-being, building a foundation for meaningful work and high engagement, as well as ensuring our people feel their best so they aspire to learn and grow more each day. By building our employees' skills in data, digital and technology, we can speed innovation and improve outcomes for patients and society. We also measure our progress on DE&I, starting with focusing on enterprise-wide gender representation.	82%
	Upskilling Employees in Progressive Technologies Cumulative % of employees who have taken at least one data, digital and technology training course since the first quarter of FY2020		37%
	Improving Employee Well-being % of favorable responses to questions regarding well-being in the Annual Employee Experience Survey		70%
	Embracing DE&I (Gender Representation) Enterprise-wide gender breakdown		48.0% (Male) 51.8% (Female) 0.2% (Other / Non-binary)
PLANET	**Reducing Scope 1 & 2 GHG Emissions** % reduction in Scope 1 & 2 GHG emissions	The predicted impacts of severe climate change scenarios present a threat to global public health and business operations. Takeda takes this threat seriously and has committed to achieving net-zero greenhouse gas (GHG) emissions in our own operations (scopes 1 and 2) before 2035 and across our entire value chain before 2040. Accelerating our efforts to achieve this goal, we are working closely with our suppliers to secure science-based GHG emissions reduction goals from suppliers representing 67% of our Scope 3 emissions [Categories 1, 2 and 4] by December 2024.	34%
	Engaging Suppliers towards Scope 3 GHG Reduction % of Takeda's Scope 3 GHG emissions that are from suppliers who have committed to setting science-based GHG reduction goals, aligning with SBTi standards		45%
	Diverting Waste from Landfill % of waste diverted from landfills	As a science-driven company, Takeda recognizes that preserving natural resources and promoting biodiversity are critically important to the environment, for human health, and the economy. Mankind depends on healthy ecosystems to provide the air we breathe, the food we eat, the water we drink, and the medicines on which we rely. We measure our progress on two aspects which have significant impact on human well-being: committing to achieve zero waste-to-landfill status for all major locations by 2030 and committing to reduce our freshwater withdrawal by 5% while growing our business by 2025.	78%
	Conserving Freshwater % reduction in freshwater withdrawal		7.9%
	Making Paper and Paperboard Packaging from Sustainable Forest Certified or Recycled Content[3] % of the company's secondary and tertiary packaging paper/ paperboard by weight that is recycled content or sustainable forest certified	One of the primary materials used in our packaging is paper and paperboard related products. Using certified, sustainable and recycled packaging helps to preserve natural resources and contribute to resource circularity. We measure our progress by committing to having 50% of our secondary and tertiary paper and paperboard product packaging by weight to be either recycled content or sustainable forest certified by 2025.	42%
BUSINESS	**Global Growth Products + New Product Incremental Core Revenue** % of year-over-year core revenue growth in global growth products + new product vs target	Both are indicators of strong business success and potential revenue growth: Global Growth Products + New Product are the key driver of future revenue growth, key indicator of driving pipeline growth and commercial revenue success.	96.1%

[1] Unless otherwise indicated, our corporate philosophy metrics have been assured by KPMG AZSA Sustainability Co., Ltd. (KPMG). Details on assurance methodology are available on our website.

[2] This metric is not assured by KPMG, and details of background, definition and calculation method are available here.

[3] The reporting period for this metric is the fiscal year 2021. The data collection process for fiscal year 2022 will be concluded in fall of 2023 and the metric will be reported in the following year.

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VALUES-BASED

GOVERNANCE

WE UNDERSTAND our responsibility to always meet the highest standards of ethical behavior, because our business impacts the most vital aspect of people's lives—their health. Our governance sets the foundation for us to make better decisions, living our values at every level, in every country in which we operate.

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Takeda
Welcome TET Members to TSD

OUR LEADERSHIP

OUR LEADERSHIP, comprised of our Board of Directors (Board) and the Takeda Executive Team (TET), is accountable to our stakeholders and responsible for Takeda's sustained business growth by delivering our commitments to patients, people and the planet. As a global values-based, R&D-driven biopharmaceutical company, we are built to operate on a worldwide scale with robust and transparent corporate governance.

Board of Directors

The primary function of the Board is to provide oversight to ensure we execute a sound strategy, monitor and address risks, and instill effective governance for Takeda to create long-term value for its stakeholders. It discusses and makes decisions on strategic matters regarding company management, mid- to long-term strategies and management policies.

Composition of the Board

As of June 28, 2023, the Board has 15 directors with diverse global experiences. Miki Tsusaka joined the Board as an independent director also on the same day, bringing the total number of independent external directors, including the Chair of the Board Meeting, to 12. For more information on our executive leadership, visit our **website**.

The Board is comprised of directors who have the knowledge, experience and capability needed for leading and overseeing the company's management on a global scale. In nominating candidates for director roles, the Board considers diverse criteria, including gender, age, work experience, race, ethnicity and cultural background. Current Board members represent a broad array of skills in areas such as global business and strategy; science and medicine; legal, regulation and public policy; corporate governance and sustainability; finance and accounting; health care industry; data and digital; and management, leadership and human capital. See our **Board skills matrix**.

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CORPORATE GOVERNANCE STRUCTURE

TET includes 16 members diverse in nationality (nine countries), age (30s-60s) and gender (10 men and six women). Women make up more than 37% of the TET.

As of June 28, 2023.



Committees

Takeda is a "Company with an Audit and Supervisory Committee" as stipulated in the Japanese Company Act. Takeda voluntarily establishes Nomination and Compensation Committees as advisory committees of the Board. Each committee consists entirely of independent external directors, including the committee chairpersons, which ensures independence and objectivity of the committee.

We disclose charters including the Board of Directors Charter and committee Charters on our **website**.

Director and Executive Compensation

Takeda's director compensation is designed to attract, retain and motivate managerial talent to realize our vision, enhance corporate value by optimizing the company's mid- and long-term performance, and support a strong alignment with shareholders. Please refer to our **Directors' Compensation Policy** for further details.

Takeda's executive compensation structure reflects our position as a patient-focused, values-based, R&D-driven biopharmaceutical company. Our executive compensation programs are designed to be globally competitive and performance-oriented, while also considering local market factors. We closely link pay with performance and long-term shareholder value creation, while minimizing excessive risk-taking. Please refer to **Takeda's Executive Compensation Overview** for further details.

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MANAGEMENT STRUCTURE

Nomination Committee:
Examines the Board diversity and the skills of directors, the criteria and process for Board members' appointment/reappointment, succession plans and its implementation status.

Compensation Committee:
Examines the Director's Compensation Policy and the appropriateness of each director's compensation and bonus amount based on performance results and evaluation. In addition, to ensure the objectivity and transparency of compensation determinations, the Compensation Committee decides the amount of compensation for individual internal directors.


Shareholders' Meeting
ADVISORY COMMITTEE
Nomination Committee
Compensation Committee
Board of Directors
Audit and Supervisory Committee
TAKEDA EXECUTIVE TEAM
Business and Sustainability Committee
Portfolio Review Committee
Risk, Ethics and Compliance Committee
Global Portfolio Division & Business Units/Business Functions/Business Partners

Audit and Supervisory Committee:
Ensures its independence and effectiveness in line with the **Audit and Supervisory Committee Charter**. This committee conducts audits of directors' performance of duties and performs any other duties stipulated in applicable laws and regulations and the **Articles of Incorporation**, including supervision of the integrity of the company's financial reporting and risk management system.

Takeda Executive Team:
Consists of the President and CEO and function heads, to ensure the agility of business execution. The Board delegates several responsibilities for decision-making to certain directors, carried out through three management committees consisting mainly of TET members including the directors. See more in Takeda's **Corporate Governance Report**. For more information on our executive leadership, visit our **website**.

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ETHICAL GOVERNANCE

Enterprise Risk Management (ERM)

Risk management helps protect the company's people, assets and reputation while supporting Takeda's long-term strategy for growth and success. The overall ERM process is the responsibility of the Chief Ethics & Compliance Officer, with oversight from the Board of Directors. Principal enterprise risks and their mitigation effectiveness are approved by the Risk, Ethics and Compliance Committee (RECC) and Board of Directors on an annual basis.

In addition to the continuous day-to-day assessment and mitigation of risk, which we expect from all our leaders, we also conduct an annual enterprise risk assessment process. It is designed to generate a holistic view of risks for the company and drive a culture of risk-based decision-making. Each relevant functional area within the business is responsible for managing its key risks and responses to them.

We incorporate our values into our risk management methodology. It identifies and assesses the company's risks, mapped against our Patient-Trust-Reputation-Business impact scale and five-year likelihood scale, to create an enterprise risk heatmap.

Taxation

Takeda is committed to responsible corporate citizenship; we comply with the tax laws in the jurisdictions in which we do business, and we engage in open and transparent dialogue with relevant tax authorities. As stated in our **Position on Taxation**, Takeda supports the Organization for Economic Co-operation and Development's Base Erosion and Profit Shifting initiative concerning international tax reform and opposes the use of artificial tax arrangements that do not have sufficient business or economic substance. Our values provide a foundation for policies and governance, which support our compliance with tax laws and regulations where we operate and require us to identify and mitigate material tax risks.

Human Rights

We are committed to respecting and promoting internationally recognized human rights within every aspect of our business, across our supply chain and in the communities where we operate. We expect the same from suppliers and third parties operating on our behalf. We do this in accordance with the United Nations Guiding Principles on Business and Human Rights, the International Bill of Human Rights, comprised of the Universal Declaration of Human Rights, the International Covenants on Civil and Political Rights, and Economic, Social and Cultural Rights, and the International Labour Organization Core Labor Conventions.

In fiscal year 2021, we conducted a human rights impact assessment in which we identified our most salient human rights impacts. Our efforts to address them are referenced throughout this report.

FOR MORE INFORMATION
on Ethical Governance, visit our **website**.

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COMMITMENT TO THE

PATIENT

WE BELIEVE in responsible innovation for all. We deliver this through our life-transforming medicines and vaccines that provide real-world health benefits and measurable value to patients and society while increasing availability of our innovative products to people around the world through our global presence and commitment to access.

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PUTTING PATIENTS FIRST

WE ARE PUSHING boundaries to accelerate access to health care for patients worldwide.

We are developing and advancing **our pipeline** through expert R&D capabilities within our laboratories and external partnerships. We also collaborate with patient communities to address health equity and access challenges.

We recognize that delivering life-transforming medicines and vaccines with valued health benefits requires more than breakthrough innovation. No treatment or vaccine can reach those in need without trained and motivated health workers, well-maintained technology and infrastructure, a reliable supply chain and policies that support sustainable and equitable access.

We also build resiliency into our global supply chain to support the goal of uninterrupted supply of our products. Among our strategies, Takeda implements a dual-source/multi-source approach for the materials and active pharmaceutical ingredients required to manufacture our products. We also consider geopolitical risks in our sourcing approach.

Takeda implements robust strategies to facilitate access and supports policies that foster value-based health care that can help deliver greater benefits to patients and society. We advocate for creating ecosystems that bolster equitable patient access to treatments and reward medical innovation fairly, based on proven clinical and societal value.

As a part of our strategy to provide timely and broad access to our products worldwide, including in underserved communities with evolving health systems, we follow a tiered pricing approach. This helps us ensure that local prices are based on a country's specific level of economic development and the maturity of its health system. *(Read more about our pricing approach in the QDENGA story on **page 7**.)* We also offer patient assistance programs to provide medicines to patients who may be unable to afford the treatments they need.

Delivering on our ambition to facilitate access requires a holistic and collaborative approach. Together with Duke University, we have developed an **Access to Health Framework Guidebook** that enables collective measurement and action through continuous feedback and engagement.

WHILE OUR PRODUCTS ARE GLOBAL, we act locally. Our employees, guided by our values, are empowered to work with local communities to deliver tailored solutions that provide timely access to our treatments.

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SPOTLIGHT

DELIVERING VALUE VEIN-TO-VEIN WITH OUR PLASMA-DERIVED THERAPIES



PLASMA-DERIVED therapies (PDTs) are critical life-transforming medicines that people with rare and complex chronic diseases around the world rely on every day. For many, these therapies represent their only effective treatment option.[1] Today, Takeda supplies more than 20 plasma medicines to patients in more than 80 countries and regions. While we currently offer one of the broadest portfolios of PDTs, we aim to do much more — for the patients we serve today and for those who can benefit from our therapies in the future.

Core to our approach is applying patient and caregiver insights and novel technologies to bring forward next-generation products, new formulations, new indications and new solutions that can ease the burden of disease and treatment.

In fiscal year 2022, we continued to make progress toward this goal. We reported positive data from our Phase III clinical trial for HYQVIA® (Immunoglobulin (IG) Infusion 10% (Human) with Recombinant Human Hyaluronidase) in chronic inflammatory demyelinating polyneuropathy, a debilitating neurological disorder that targets the body's nerves, and submitted applications for registration in the U.S. and EU. HYQVIA is the only immunoglobulin therapy that can be administered subcutaneously at home every three to four weeks. We also continued to advance the next generation of PDTs by in-licensing an investigational hypersalivated immunoglobulin TAK-441, which has the potential to significantly reduce the volume of medicine required to treat autoimmune indications.

MAINTAINING CONTINUITY OF PATIENT SUPPLY

When the supply of our PDTs is constrained, we follow our values, prioritizing patients already on therapy who require continuity of care. We do this ahead of pursuing new business opportunities. We have met every planned commitment to patients on our plasma therapies throughout and since the pandemic despite significant impact on plasma donations.

See the **Planet** section to learn how we are using fewer resources to produce more PDTs.

[1] Wasserman R, et al. Immunotherapy 2017; 9(12):1035–1050.

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Helping Ensure Global, Continuous and Equitable Access

PDTs are not just among the most vital therapies, but also the most difficult and costly in the world to produce. They can only be made with human plasma. Through a dual focus on expansion and transformation of our operations, we are working to improve our ability to sustainably deliver our growing portfolio of plasma medicines and integrated care solutions to more patients.

In 2019, we set a target of increasing our plasma supply and manufacturing capacity by more than 65% by the end of fiscal year 2023. Through investments, agility and industry-leading operational resilience throughout the COVID-19 pandemic, we met this goal one year early. Our commitment to long-term sustainable growth in an area of high unmet patient need continues. We've also begun construction of a $300 million brownfield[1] manufacturing site in Belgium. Additionally, we are planning a new global plasma manufacturing facility in Japan, expected to be operational by 2030.

We are also driving transformational changes through data, digital and technological disruption. Use of data plays a key role in attracting more plasma donors and helping ensure they have the best possible donation experience across our 230+ BioLife donation centers. Our goal is to increase the number of plasma donors who walk through our doors and encourage them to donate regularly. For example, we use AI tools to optimize staffing and maximize appointment scheduling to help ensure every donor can be attended to promptly upon arrival. This eliminates the need for waiting rooms and better uses available space.

"Transformation across our entire end-to-end operations is making us bigger, better and faster—good news for donors, patients and our business," said Rob de With, head of Strategy & Program Execution, Plasma-Derived Therapies Business Unit. "And our patient-led innovation means therapies are just the beginning. Our aspiration is to leverage cutting-edge technology to create a fully integrated ecosystem of support that helps patients manage all aspects of their disease throughout their lives."

PRODUCING PLASMA-DERIVED THERAPIES

Donor and plasma screening, virus inactivation and removal and testing are crucial steps in the overall production process that can take up to 12 months[1,2]


Plasma collection
30- to 60-day holding period required for testing
Fractionation
Purification
Filling
Packaging, Quality Release and Distribution
Administration
Start
3 months
6 months
9 months
12 months

[1] A brownfield is a property, the expansion, redevelopment, or reuse of which may be complicated by the presence or potential presence of a hazardous substance, pollutant or contaminant.

[2] PPTA. Uniquely Saving Lives. January 2020.

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DELIVERING INNOVATIVE LIFE-TRANSFORMING MEDICINES AND VACCINES

OUR RESEARCHERS translate science into life-transforming medicines and vaccines for people around the world facing serious, debilitating diseases. In addition to our own research, we collaborate with world-class partners to advance cutting-edge science wherever it originates, helping us build a modality-diverse and innovative pipeline.

OUR PIPELINE CONTAINS approximately 40 new molecular entities, many with the potential to become life-transforming treatments in the next decade. You can learn more about our pipeline **here**.

Developing Potential Treatment for a Devastating Diagnosis

Congenital thrombotic thrombocytopenic purpura (cTTP) is an ultra-rare sub-type of thrombotic thrombocytopenic purpura (TTP), a rare, chronic and debilitating blood clotting disorder caused by a deficiency in an enzyme known as ADAMTS13 protease.[1] TTP can lead to life-threatening conditions, including acute episodes characterized by a reduction in platelets, hemolytic anemia and ischemic organ damage. The current standard of care for cTTP does not always fully address the condition and for many, health outcomes remain sub-optimal.

[1] ADAMTS13 is a constitutively active enzyme that catalyses the breakdown of a large protein involved in blood clotting into smaller multimers, reducing their thrombogenic potential.

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We are working to change this with TAK-755 (apadamtase alfa/cinaxadamtase alf),[1] the first and only recombinant ADAMTS13 replacement investigational therapy targeting the underlying cause of TTP. Results from a pre-planned interim analysis of a pivotal Phase III study support the efficacy and safety of TAK-755 as a treatment for cTTP. If approved, it has the potential to transform TTP treatment.

Recognizing the potential TAK-755 could have on patient health, the U.S. Food and Drug Administration (FDA) has granted the investigational molecule both Orphan Drug and Fast Track Designation for the treatment and prevention of TTP including its congenital, acquired idiopathic and secondary forms.



"The development of recombinant ADAMTS13 (TAK-755) will likely have immediate and long-term benefits for patients. The increased ease of administration, paired with the ability to achieve sustained improvements in the ADAMTS13 activity, also has the potential to treat and prevent numerous long-term vascular complications of TTP that we are just now beginning to recognize."

— **DR. SPERO CATALAND**
Director of Benign Hematology at the Ohio State University Comprehensive Cancer Center and an expert in the management of TTP

[1] TAK-755 has not been approved for the use or indications under investigation in clinical trials and there is no guarantee it will be approved for such use or indication.

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PROVIDING HEALTH BENEFITS VALUED BY PATIENTS AND SOCIETY

HEALTH CARE SYSTEMS face increasingly limited and fixed budgets for the purchase of health care treatments and services, while demand is ever increasing. This requires that we demonstrate the value of our medicines in new and innovative ways.

We work early, before product authorization, with patient organizations, payers and other stakeholders to determine what meaningful and measurable value looks like to them. Together, we identify current gaps and opportunities for improved outcomes in terms of care, budget or system efficiencies. We then develop metrics to measure the outcome—or "value"—that our products deliver when the right patient is treated at the right time. Value-based payments based on the achievement of these metrics form the basis of what we call value-based health care.

Outcomes that Matter

For patients living with the rare and potentially life-threatening genetic condition known as hereditary angioedema (HAE), life can often be difficult. HAE causes recurrent attacks of severe swelling in various parts of the body. If untreated, attacks can last for three days, and can occur multiple times a month. When they do, they often interrupt work, caregiving and school.

TAKHZYRO helps patients better manage HAE and prevents attacks. As the first approved monoclonal antibody to treat patients with types I and II HAE, it marks a significant advance over the existing standard of care.

To achieve broader and more timely access to this innovative and effective treatment, we designed a scalable framework of value-based contracting, which can be used in multiple health delivery systems around the world. The framework allows us to engage with local stakeholders to address uncertainties and create shared understanding around value at a local level. For example, based on local factors, some countries may find increasing access to new patient segments most meaningful. Others may value data showing that a high percentage of patients can maintain efficacy even at less-frequent dosing after the first six months of treatment.

Using a value-based approach, Takeda has achieved broad access for TAKHZYRO in 29 countries in just over three years post-launch.

Learn more about why Takeda believes health systems must shift away from the traditional fee-for-service approach toward a value-based health care model: **Value-based Health Care Position Statement**.

TRANSFORMING HEALTH SYSTEMS

Takeda is working to accelerate change through the World Economic Forum's Global Coalition for Value in Healthcare.

In January 2023, the Coalition launched its latest report, "**The Moment of Truth for Healthcare Spending: How Payment Models Can Transform Healthcare Systems**." Takeda contributed to the publication highlighting outcomes that matter for patients living with HAE and the Health Outcomes Observatory (H2O).

We co-founded H2O, a public-private consortium across the EU, which is striving to improve the quality and sustainability of care based on outcomes data provided by patients. Learn more in our **2022 Annual Integrated Report**, page 33.

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ACCELERATING GLOBAL, EQUITABLE ACCESS

ALL PEOPLE should have access to quality health care. However, this is not the case for many. While the underlying factors that lead to this reality are complex, deep-rooted and differ by region, we believe that by partnering with diverse stakeholders we can help address barriers to access and strengthen health systems globally.

FOR MORE INFORMATION, see our position on **health equity**.

A WORLD WITH ZERO HEALTH GAPS

We were among the first of 39 companies to sign the **Global Health Equity Network Zero Health Gaps Pledge** at the 2023 World Economic Forum Annual Meeting.

To help ensure everyone has a fair and just opportunity to be as healthy as possible, Takeda's Center for Health Equity and Patient Affairs works with our global network of teams and partners to embed health equity principles into every aspect of our business. It also builds trust with local partners, allowing us to better understand the underlying causes of health inequities and how we can co-create solutions with communities to drive sustainable change.



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Advocating for Equitable Access

A rare disease is one that affects less than 1 in 2,000 people,[1] yet, around the world, more than 300 million patients, families, friends and caregivers are impacted by one.[2] A common hurdle for these patients and families is the lengthy diagnostic journey and lack of reimbursement for medicines to treat many rare diseases.

In the Czech Republic, we supported local patient advocacy groups and professional societies to help raise awareness of these challenges through roundtables, whitepapers and educational events. This, along with the efforts of others, contributed to the passage of legislation that took effect in 2022 providing a pathway for reimbursement of medicines for rare diseases. In addition, patient advocacy groups now have a seat at the table for reimbursement decisions as part of an advisory committee at the Czech Ministry of Health.

In Japan, we are working with patient advocacy groups, medical organizations and our sector peers to drive discussion around regional disparities in access to genomic medicines to treat cancer. In fiscal year 2022, we jointly published a discussion paper **Towards the Tomorrow of Cancer Genomic Medicine** (Japanese only), which shines a light on the disparities and possible solutions. In addition, we collaborated with the Health and Global Policy Institute to issue a **policy proposal**[3] to integrate personalized cancer medicine into the medical system. In fiscal year 2023, we will continue to bring stakeholders together as well as support the collection and analysis of real-world data to help develop a pathway for patient-oriented equitable cancer care in Japan.

BUILDING COMMUNITY-LEVEL PARTNERSHIPS

Since 2017, Takeda has worked with Seeding Labs, a non-profit that supports scientists in developing countries. By sharing knowledge, clinical expertise and medical and scientific equipment, we are helping advance the diagnostic and clinical trials capabilities of community-based research institutions. Together, we have facilitated the donation of more than **2,000 pieces of equipment** from Takeda labs and supported training at **98 institutions** in **39 countries**.

One of these is the Universidad Iberoamericana (UNIBE) in the Dominican Republic. With Takeda and Seeding Labs' support, UNIBE established the Institute of Tropical Medicine and Global Health and UNIBE Diagnostic Center. The first-of-its-kind in the country, the center has trained nearly 30 lab personnel in molecular testing techniques and more than 100 health community workers on disease education and diagnosis from April 2020 through December 2021. As of the end of fiscal year 2022, it performed approximately 55,000 diagnostic tests in a community that previously had limited access to such services.

"It has been an incredible partnership," said Dr. Robert Paulino-Ramirez, principal investigator at the institute. "With the resources we now have, we are able to address health inequities in the Dominican Republic and help reduce barriers to scientific discovery and delivery."

[1] EURODIS. Press Release. "21 Member States endorse Czech EU Presidency's Call to Action on rare diseases at EPSCO Council Meeting." December 2022.
[2] EURODIS. Rare Disease Day 2022: Information Pack.
[3] Source: Health and Global Policy Institute.

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Supporting Patients Throughout Their Lives

Providing patients with equitable access to health care is not a one-step process but requires ongoing support, from awareness and diagnosis to treatment and sustained care. This is especially true for patients facing the threat of cancer in under-resourced settings.

In the Philippines, we work closely with the Philippine Cancer Society to provide support and financial assistance to Hodgkin lymphoma patients, starting with CD30 testing. As the first step to detect rarer forms of the condition, CD30 testing is usually paid for out of pocket in the Philippines. In a country with a per capita income of $3,460,[1] this can be an insurmountable barrier for many. Over the past two years, we have made testing available to 62 patients from 24 hospitals.

Once diagnosed through testing, patients face similar challenges paying for treatments, many of which are not covered under national insurance schemes. Through Takeda's Patient Assistance Program (PAP) in the Philippines, we provide access to our oncology medicines to eligible patients. This allows them to complete the full course of treatment at the intervals prescribed by their physician.

Since 2017, more than 300 Filipino patients have been able to access and complete their course of treatment for Hodgkin lymphoma through our PAP. Jho-Ann Pulgo was one of them. With limited savings, she could only afford one of the 16 rounds of treatment. Through our PAP, she was able to complete treatment and focus on getting better. "Being able to have more time with my family, especially my four young nieces, and watching them grow up, is more than I dreamed of," she says.

Moving forward, we plan to broaden our partnership approach in the Philippines by establishing a Blueprint for Innovative Access program, which is based on a model we first piloted in Kenya.

For more information, see the ***Takeda Access to Medicines Progress Report 2022*****.**



[1] World Bank Data.

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Capricorne
Flèche
Dauphin
Petit Cheval
Cygne
Céphée
Petite Ourse

COMMITMENT TO

PEOPLE

OUR PEOPLE create Takeda's unique culture and put the patient at the center of everything they do. We recognize that no matter how far science and technology advance, meaningful change is always driven by people. We develop talent and invest in diversity, equity and inclusion, well-being and lifelong learning to help our people thrive personally and professionally.

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CREATING AN EXCEPTIONAL PEOPLE EXPERIENCE

THE KEY to harnessing the power of our people is actively and continuously listening to them. Through employee surveys, town halls, employee resource groups and team discussions, our people take an active role in shaping our workplace. Their engagement and feedback on how we can better support them leads to continuous improvements and enables us to carry out our purpose for patients.

In 2022, we received feedback from our people through our annual Employee Experience Survey. While we saw improvement in many areas, including diversity, equity and inclusion (DE&I) and manager support, we also heard that we could do more in several areas, including:

- Increasing opportunities and tools to help employees build successful careers at Takeda.
- Helping employees achieve better alignment between work and life.
- Investing in more efforts to help employees feel a stronger sense of belonging.

Becoming More Agile

To deliver on our corporate purpose, employees must be able to get the information they need, make decisions and execute priorities quickly without undue complexity. Based on the Employee Experience Survey, we learned this was a priority for improvement across Takeda.

In fiscal year 2022 and continuing in 2023, we are simplifying systems, redesigning processes and introducing new tools — from new technology solutions that enhance how we collaborate across the globe, to a streamlined procurement process to reduce cycle time. We also invest in building the skills of our people leaders to foster agility.

While we are not done yet, already our employees are telling us we are on the right track with an eight-point increase in our 2022 Employee Experience Survey score for agility.



TAKING PRIDE IN OUR PURPOSE

Results from our 2022 Employee Experience Survey show increasing employee engagement — 87% completed the survey, up from 82% in 2021. Of respondents:

92% understand how our work impacts patients

90% agree our decisions are aligned with our values

87% take pride in working at Takeda

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EMPOWERING OUR PEOPLE TO THRIVE AND GROW

TO PERFORM and lead well, we must be well. Well-being and lifelong learning create a virtuous cycle, unleashing people's creativity, productivity and an increased sense of purpose. At Takeda, we are focused on creating a culture that fosters both well-being and lifelong learning in all areas of our business.

Prioritizing Employee Well-being

We believe it is vital to take care of ourselves and each other so we can continue to create better health for people and a brighter future for the world.

Based on insights from our 2021 and 2022 Employee Experience Surveys, we introduced Well-Being@Takeda, a new approach focused on improving our people's emotional, physical, social and financial well-being.

To kick off our efforts, we introduced the global platform, Thrive, to everyone at Takeda. This online platform embeds well-being directly into people's daily lives. It offers content such as "micro steps"—too-small-to-fail behavior change goals that can be personalized. Another tool the platform offers is how to incorporate "resets"—60-90 second mindfulness and stretch breaks designed to reduce cumulative stress. The platform is available to our employees in 10 languages and with closed captions to increase accessibility.

Given our diverse employee base, we know that challenges to well-being can be different based on the employees' role, location and personal situation. To create an inclusive workplace on a global scale, we strive to ensure that all employees have access to our global well-being programs and that those programs can be customized to accommodate the diverse needs of our people—no matter where, when or how they work.

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Based on our 2022 Employee Experience Survey results, we know we can do more to provide equitable access to tools such as Thrive for employees at our manufacturing sites and BioLife donation centers who have less access in their workdays to email and digital tools. Many also work different hours than our office-based hybrid and remote staff.

To better understand employee needs and how to deliver tools to them most effectively, we invited leaders from Thrive to visit our manufacturing operations in Covington, Georgia. During the visit, they met with every shift of worker, introduced them to Thrive and listened to their feedback. Our people told us they need additional resources to help manage stress, improve sleep and incorporate more healthy movements into their day. We also discussed ways to deliver content in new ways, such as podcasts, so people can enjoy and listen on their commute to and from work. In 2023, we will work to develop these additional resources.



PROMOTING EMPLOYEE SAFETY

A safe and healthy workplace is foundational for employee well-being. Our manufacturing sites share a strong safety culture focused on preventing serious injuries and fatalities (SIFs). We complete SIF risk assessments annually at our manufacturing sites worldwide to proactively identify areas that can be strengthened. Each quarter, we share lessons learned across our manufacturing network and discuss actions to mitigate re-occurrence of any identified safety events. Our manufacturing leadership teams also participate in safety leadership coaching to help prevent SIFs and develop site-level improvements. For more information on employee safety, see our **online sustainability disclosures**.

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INVESTING IN LIFELONG LEARNING

ROOTED IN OUR corporate philosophy, we aspire to foster an environment that encourages a growth mindset, enabling our people to thrive inside and outside of Takeda through lifelong learning.

Our approach to personal and professional development is owned by the individual and supported by our people leaders. We empower this growth through opportunities that enable individuals to learn skills they need for today and tomorrow informally, in the flow of work and formally through programs and courses. We also encourage people to actively contribute to the development of others.

In 2022, we introduced Bloom. It is our cornerstone digital solution to help enable a culture where our people can continuously learn and discover opportunities for personal growth and career development. Bloom is an online learning experience platform, which provides a single-entry point for learning that is "just enough, just in time and just for me." Within this platform, our people can:

- Select topics relevant to them.
- Explore everyday learning opportunities as well as learning experiences and resources.
- Share what they have learned with one another to create a community of learners.

Feedback from our people has led to new approaches to how we offer learning resources. From web-based courses and mentoring to short articles on targeted topics and job shadowing, we are committed to making resources available to our people in ways that best meet their needs.

"Since I have a family and three kids, my family time is my priority. I try to find spare time in between tasks and use that time to learn."

– **MASAYASU TERAJIMA**
Lead, Financial Planning and Analysis, PDT Business Unit



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ACCELERATING DIVERSITY, EQUITY AND INCLUSION

ACROSS TAKEDA, we embrace and celebrate diversity and strive to give patients and our people equitable access to opportunities so they can achieve their full potential. We take a values-based approach to inclusive patient experiences, inclusive work environments, workforce diversity and sustainable societal impact.

Our culture is enhanced by the diversity of our people who represent more than 80 countries and regions and a wide range of backgrounds, perspectives and experiences. We continue to build a workforce as diverse as the communities we serve and are committed to providing compensation opportunities that are competitive and equitable. We aspire to achieve 50% diverse gender representation at our senior-most levels—including women and non-binary individuals—by fiscal year 2027. In fiscal year 2022, we achieved 42% (which marked a two percent increase from the previous year). Ensuring we have a diverse slate of qualified candidates for all senior positions is one of many actions we are taking.

OUR DEI COMMITMENTS

Inclusive Patient Experience

For more information, see the Patient section

Workforce Diversity

Sustainable Societal Impact

For more information, see the CSR section

Inclusive Work Environment

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EMBRACING AN INCLUSIVE CULTURE IN JAPAN

Someone's Day is an innovative app we are leveraging to help build inclusion through understanding the experiences of others. Developed by our people in Japan, *Someone's Day* was inspired by an app Takeda launched called ***In Their Shoes*** that helps health care providers and other stakeholders better understand what it is like to live with inflammatory bowel disease.

Someone's Day embeds users into three immersive real-life experiences—parenting, providing elder care and supporting ill family members. Each demonstrates the pressures many of us face. The use of the app is coupled with team discussion as part of a two-week program. In just a few months since launch, more than 500 people participated in *Someone's Day*, of which 94% responded positively about their experience in a post-program survey.

"*Someone's Day* is a powerful experience that helps users understand challenges that many colleagues face, which may be different than your own," said Tsuyoshi Yurita, head of Rare Hematology Franchise, Japan Pharma Business Unit. "I do not have children myself, but, with this app, I received a message notifying me of an emergency with 'my child' during a meeting and I had to leave to take care of the situation. This experience put me in the shoes of parents.

"As a team leader, having a greater understanding of people's lived experiences can help create a supportive environment where, for example, our team members don't need to apologize for having to step out to care for their children. I want my team to feel comfortable bringing their whole selves to work, including instances where life intersects with work."



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COMMITMENT TO THE

PLANET

WE RECOGNIZE that people and the planet have a huge impact on one another. Risks to the health of the environment pose risks to human health. We are working with our suppliers, peers and strategic partners to foster responsible innovation to protect the planet.

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HELPING THE PLANET TO HELP PATIENTS

THE HEALTH of the planet is inextricably linked with human health. This is particularly true relative to climate change, which threatens global health through diminished biodiversity, declining food security and increased exposure to heat waves, extreme weather and vector-borne diseases.

Takeda has the knowledge and experience to help address critical environmental health issues, such as the disease-related impacts of climate change, through our core mission of developing life-transforming medicines and vaccines for people around the world. *(See the example of QDENGA on page 7.)* In addition, guided by our purpose, we are taking focused climate action within our operations and extended value chain to do our part to minimize the harmful effects of climate change.

OUR APPROACH

Our commitment to the planet consists of three interrelated focus areas—climate action, natural resource conservation and sustainability by design—around which we structure our activities and actions. Guided by a holistic global approach, site teams implement local activities to identify and tackle specific risks and opportunities:

- **Climate Action Program** works to fundamentally change how we power our operations by maximizing efficiencies and steadily transitioning to low-carbon and renewable energy sources. We are also working closely with our suppliers to help them set and achieve science-based targets.
- **Natural Resources Conservation Program** works to identify and adopt innovative approaches to conserve natural resources in our operations and beyond and minimize our impacts on the natural environment. A healthy ecosystem not only contributes to business continuity but also supports our net-zero ambition. For example, by using less resources like water and generating less waste, we can reduce our energy use and greenhouse gas (GHG) emissions.
- **Sustainability by Design Program** aims to significantly reduce and minimize the environmental impacts of our products and services right from the start. This program works to embed sustainability considerations into our decision-making for all aspects of a product's lifecycle. It also sets a foundation for reducing GHG emissions, waste, ecotoxicity and energy and materials consumption.



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TAKING CLIMATE ACTION NOW

IN 2022, we announced our accelerated goal to achieve net-zero GHG emissions related to our operations, including Scopes 1 and 2, by 2035 and for our entire value chain, including currently estimated[1] Scope 3 GHG emissions, by 2040. Our goals support the Paris Climate Agreement to limit global warming to 1.5 degrees Celsius and meet the criteria set by the Science-based Targets initiative (SBTi) Net Zero Standard.

We have a long history of investing in projects that reduce our emissions, minimize our reliance on fossil fuels and improve resource circularity. We have taken the next step in our journey by starting work on a comprehensive net-zero strategy. It will incorporate global best practices for decarbonization and define the actions and timing necessary to achieve our net-zero ambitions. Executed through our Climate Action Program, our strategy includes four approaches: reduce, embed, invest and influence.

See our **online sustainability disclosures** for more information about our Scope 1, 2 and 3 GHG emissions for FY2022 and other key performance indicators, including methodologies and results.

[1] A lack of transparency into, and a difficulty measuring, actual Scope 3 emissions remains an important challenge to overcome as Takeda works toward net-zero GHG emissions across its entire value chain.

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WE ARE TAKING A COMPREHENSIVE APPROACH TO REACH NET-ZERO

ELEMENTS OF TAKEDA'S CLIMATE STRATEGY

SCOPE 1 PRIORITIES	**Energy Efficiency** Reduce emissions by optimizing processes to reduce energy usage	**Fuel Switch** Electrify equipment or switch to lower carbon emission fuels	**Fleet Electrification** Transition to electric vehicles
SCOPE 2 PRIORITIES	**Renewable Power Generation** Install on-site renewable energy where feasible	**Renewable Power Sourcing** Secure renewable energy sourcing contracts	
SCOPE 3 PRIORITIES	**Product and Process** Optimize product design and business processes to reduce emissions	**Value Chain** Collaborate with suppliers to decarbonize their operations and engage in industry collaborations to reduce supply chain emissions	**Transport and Travel** Optimize and reduce product transport and business travel to reduce emissions

ENABLERS	**Ownership** Empower initiative owners to take action	**Data and Digital** Maximize accuracy, efficiency, management and transparency of data and reporting	**Incentives and Funding** Align internal investments with net-zero goals and invest in credible and high-impact carbon removal projects	**Communications** Engage internal and external stakeholders on net-zero efforts and the connection between climate change and health

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Pioneering New Approaches to Reduce Emissions

Pharmaceutical production is typically energy intensive and, to date, most of the energy required has been derived from natural gas. We are pursuing several avenues to eliminate this dependency. One example is in Austria where we are working through a public-private partnership at our largest manufacturing site in Vienna to develop a ground-breaking process that would replace natural gas with steam-generating heat pumps.

Known as AHEAD (Advanced Heat Pump Demonstrator), the project is expected to reduce GHG emissions by up to 90% within one operation at the site. It will mark the first time that natural gas-free, steam-generating heat pumps will be integrated into industrial operation when in use in 2024.

AHEAD PARTNERS

Bundesministerium Klimaschutz, Umwelt, Energie, Mobilität, Innovation und Technologie

klima+ energie fonds

AIT Austrian Institute of Technology

Takeda

What will make this project innovative is the use of steam-generating heat pumps. They will be operated exclusively with 100% natural refrigerants in combination with electricity from renewable sources. These refrigerants are highly efficient and will not emit emissions contributing to climate change. The heat pumps work by repurposing heat waste from on-site chiller systems, but which can currently only heat to about 120 degrees Celsius. By combining them with steam compressors, the pumps will be able to generate steam at 184 degrees Celsius, hot enough to meet the site's production requirements. AHEAD is intended to serve as a practical example for the entire pharmaceutical industry, as well as other industries aiming to reduce their GHG emissions.

Powering Our U.S. Operations with Renewable Energy

In 2022, we signed a virtual power purchase agreement to purchase approximately 350,000 megawatt hours (MWh) of renewable energy certificates (RECs) annually from Enel's North America's Seven Cowboy Wind Project in Oklahoma. We will apply these RECs to our global GHG reduction goals. The project, which became operational in April 2023, will generate enough clean, renewable energy to power our anticipated electricity needs for our facilities throughout the United States. This agreement accounts for more than 100,000 tons of the company's current total GHG emissions or approximately 22% of our current annual enterprise Scope 1 and 2 emissions.

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Addressing Our Main Source of Emissions: Scope 3

Currently, more than 90% of our estimated GHG emissions are from our value chain Scope 3 emissions. We are helping our highest-emitting suppliers switch to renewable energy and develop emissions goals that are aligned with the SBTi by 2024—as well as strategies to achieve them.

In 2022, we hosted our annual Partner Value Summit for 175 suppliers (representing approximately 40% of our Scope 3 emissions) to share our journey, our expectations and best practices for decarbonization. Following the event, nearly 10% of participating suppliers submitted GHG reduction targets to SBTi for approval, while many others have indicated they plan to do so in the months ahead.

We also updated our **Supplier Code of Conduct** to include expectations for the reporting of GHG emissions and the adoption of energy efficiency measures. To help suppliers understand these expectations, we are developing associated training and a toolkit. Moving forward, we will integrate consideration of a supplier's climate program into our supplier selection process. We are also working with others in our industry through the Energize Program, which aims to accelerate the adoption of renewable energy and reduce GHG emissions among pharmaceutical suppliers.

OUR GHG EMISSIONS


6%
3%
Scope 1
Scope 2
Scope 3

91%

Optimizing Product Distribution

One way we are working to reduce Scope 3 emissions is by changing how we distribute our products. Globally, we are implementing more efficient transport modes for some products, including transitioning from truck to rail or from air to sea. In 2022, our sea freight ratio versus air stabilized at 47.5%, avoiding an estimated 42,000 tons of GHG emissions for our entire product portfolio. At the local level, small changes can also make a big difference. For example, in Japan, we shifted from three to two warehouses and increased the number of products transported per truck.



Aligning with the Task Force on Climate-Related Financial Disclosures

As a supporter of the Financial Stability Board's Task Force on Climate-Related Financial Disclosures (TCFD), we issued our first comprehensive **assessment** of Takeda's climate change resilience in 2022. We are pleased to provide the following update to our TCFD disclosure. Integrating our environmental targets into our business strategy is critical to achieving our ambitious GHG reduction goals. We are committed to making steady progress toward them.

TCFD 2022 PROGRESS

GOVERNANCE

- Every member of the TET now has goals for their functions related to our commitment to the planet, beginning in fiscal year 2023.

STRATEGY

- We are focusing our efforts on developing vaccines to help mitigate the spread of vector-borne diseases such as dengue and Zika virus. In August 2022, Takeda succeeded in securing its **first approval** for our new dengue vaccine, QDENGA.

RISK MANAGEMENT

- As climate change has progressed, we have responded by continuing to integrate the assessment of climate risks and opportunities throughout our existing ERM process to help ensure a consistent approach to risk assessment and mitigation within our business.

METRICS AND TARGETS

- We announced our accelerated goals to achieve net-zero GHG emissions related to our operations by 2035 and for our entire value chain by 2040.
- We are working toward a comprehensive strategy in support of our net-zero transition.

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CONSERVING NATURAL RESOURCES

TAKEDA IS WORKING to use less water and other natural resources, send less waste to landfill and protect biodiversity. Doing so not only supports the health of our communities and nature, but also our efforts to reach net-zero.

Optimizing Waste

Landfills are a major source of groundwater pollution and contributor of GHG emissions (methane), which will last in the atmosphere for decades. Like our water conservation efforts, we support our Climate Action Program to drive and track progress at our major sites toward our zero-waste-to-landfill goal. This includes setting local goals and taking action to reduce, reuse and recycle waste. In fiscal year 2022, we diverted more than 80% of our waste from landfill.

For example, we implemented AI technology at our BioLife donation centers to better understand our impact and identify reduction opportunities. This technology will also help us ensure waste bins are fully utilized to reduce pick-up frequency, which, in turn, can help reduce Scope 3 emissions. *(See the* ***Patient section*** *to learn more about our BioLife donation centers and how we are transforming lives through our plasma-derived treatments.)*

Reducing Fresh Water Use

The production of many types of medicines, including biologics, requires significant amounts of water at the highest standards of purity. We recognize that water is a finite resource that we share with the communities near our sites and are working to conserve it.

While we have active programs to reduce and conserve our fresh water use globally, we are prioritizing our efforts at six of our manufacturing sites in areas considered to have “high” or “extremely high” water risk. For more information, see our **2022 Annual Integrated Report,** page 54.

Employee-driven Innovation Sparks Water Savings

When we invited employees at our Los Angeles manufacturing facility to join our Water Use Reduction Innovation Challenge, Tyler Calamoneri, senior automation engineer, already had an idea. In his building, distilled water was employed to sterilize equipment used in manufacturing. The sterilized distilled water was stored in a tank. After each cleaning, the unused distilled water was flushed into the drain. Tyler realized that the unused water being flushed could be stored in the tank for up to 24 hours and still retain its sterility. "The system was unnecessarily flushing the tank after every cleaning — wasting more than 220 liters every time," he noted.

Knowing how important sterility is to the quality of the product, Tyler analyzed the average number of cleanings and cycle times to determine that the site could save more than 6.8 million liters of water annually by adjusting the flushing and cleaning cycles — and it could be done at no additional expense to the site. This would save water while also reducing the site’s GHG emissions.

Tyler’s idea became reality after implementation in 2022.

FOR MORE INFORMATION see our **position on water stewardship**.

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Preserving and Restoring Biodiversity

Biodiversity loss will have profound consequences for human health if impaired ecosystems can no longer provide clean water, energy, food, recreation and other services that contribute to well-being. We seek to support biodiversity through responsible business practices and conservation efforts, many of which are employee-led.

We have conducted biodiversity assessments at all Takeda manufacturing sites globally. Assessments included screening of risks based on the potential presence of threatened or protected biodiversity areas in proximity to our facilities and the potential pressures on biodiversity from our activities. Based on the results of these initial assessments, we conducted in-depth studies at five high-priority sites. Results did not identify any site activities that materially contribute to the pressure on biodiversity. They did, however, surface opportunities for improvement, which we are evaluating in 2023. Opportunities include improving onsite wastewater pre-treatment and reducing freshwater withdrawal, which we will incorporate into our water optimization efforts. We are also evaluating methods to assess our biodiversity footprint throughout our value chain.

We are working beyond our sites to preserve biodiversity. Established in 1933 as a cultivation area for medicinal plants, the Takeda Garden for Medicinal Plant Conservation in Kyoto, Japan, has gathered numerous medicinal and other useful plants from around the world for experimental purposes. The garden includes approximately 3,200 species of plants on its 94,000-square-meter site. Of these, about 1,900 are medicinal plants and about 240 are endangered or near-endangered species on the Ministry of the Environment's Red List.

FOR MORE INFORMATION

see our position on **biodiversity and the responsible use of plastics**.

PROMOTING LOCAL INITIATIVES

At our Lessines, Belgium, site we are working to protect three rare local species identified on-site: the Blue-winged Oedipodid (cricket), the Wandering Andrene (solitary bee) and the Heleborine Epipactis (flowering plant). Efforts include planting melliferous plants and indigenous trees, creating ponds and installing beehives and a flower meadow.



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DESIGNING WITH SUSTAINABILITY IN MIND

MORE THAN 80% of a product's environmental impact is locked in before it even reaches the market.[1]

Through our Sustainability by Design framework, we are integrating processes and building strategies to minimize lifecycle environmental impacts of our products, including supporting our net-zero GHG emissions goal across our value chain.

Developing Product-Level Sustainability Metrics

In 2022, we identified four product-level sustainability metrics: GHG emissions, waste generation, water use and hazardous substance use. We are using TAK-755, our investigational product for Congenital Thrombotic thrombocytopenic purpura (cTTP) (**see page 25**), to pilot how we calculate the metrics and develop a product "report card" that will live with the product throughout its lifecycle. We plan to assess the environmental performance of our products during three phases of product development to identify and report on improvements for all new pipeline products by the end of 2023.

Tracking Sustainability Throughout Development

Phase I: Complete baseline life-cycle assessments using sustainability metrics before an investigational product begins clinical trials and conduct scenario analysis.

Phase II: Update product report card; develop further mitigation opportunities and resource investment in process improvements.

Phase III: Complete a second life-cycle assessment before launch to report on improvements against baseline and inform post-approval decisions for further product improvements.


Sustainability in the Product Lifecycle
Raw Materials
Delivery
R&D and Manufacturing
Packaging
Distribution
Use
End-of-Life
Reuse or Recycling

Reducing Environmental Impacts of Existing Medicines

We are also looking for opportunities to improve the sustainability of our medicines already available to patients. One example is PANTOLOC® (pantoprazole), first approved for use in Europe in 2009 to treat heartburn, acid reflux and gastro-oesophageal reflux disease. In 2022, we introduced alternative packaging for PANTOLOC made from 100% recycled cardboard. When fully implemented, we expect to save an estimated 87,000 kg of virgin fiber board annually.

> "We want to deliver products to patients that transform their lives, while minimizing the impact on the environment. Research and development play a key role in this equation by building environmental sustainability in from the start."
>
> – **ESTER LOVSIN BARLE**
> Global Head, Product Sustainability and Stewardship

[1] Product sustainability: Back to the drawing board | McKinsey

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FINANCIAL

PERFORMANCE

WE ARE POSITIONED for long-term growth through our actions based on patient, trust, reputation and business, in that order. By focusing on our corporate philosophy imperatives (Patient, People & Planet), we are confident in our ability to deliver better health for people and a brighter future for the world as well as sustainable returns for our shareholders.

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TAKEDA'S FISCAL YEAR 2022 FINANCIAL PERFORMANCE

RESULTS FOR FISCAL YEAR 2022

(Billion yen, except percentages and per share amounts)

	FY2021	FY2022	Change vs. Prior Year	
IFRS Metrics			Actual % change	CER % change[4]
Revenue	3,569.0	4,027.5	+12.8%	-0.8%
Operating Profit	460.8	490.5	+6.4%	-1.8%
Margin	*12.9%*	*12.2%*	*-0.7pp*	*-0.1pp*
Net Profit	230.2	317.0	+37.7%	+23.3%
EPS (yen)	147	204	+38.8%	+24.3%
Non-IFRS[1, 3]				
Core Revenue	3,420.5	4,027.5	+17.7%	+3.5%
Core Operating Profit	955.2	1,188.4	+24.4%	+9.1%
Margin	*27.9%*	*29.5%*	*+1.6pp*	*+1.5pp*
Core Net Profit	663.8	866.4	+30.5%	+13.1%
Core EPS (yen)	425	558	+31.5%	+13.9%
Cash Flows and Dividend				
Operating Cash Flow	1,123.1	977.2	-13.0%	
Free Cash Flow[2]	943.7	446.2	-52.7%	
Dividend	180	180	-	
Leverage Metrics				
Net Debt (Cash)	3,233.8	3,716.1		
Adjusted EBITDA (last 12 months)	1,168.0	1,421.8		
Net Debt/Adjusted EBITDA Ratio	2.8x	2.6x		

See page 51 for footnotes.

IN FISCAL YEAR 2022,

Takeda delivered on or exceeded management guidance, with Core Revenue growing +3.5% on a CER basis to 4,027.5 billion yen (US$30.3 billion[5]). Our Core Operating Profit grew at 9.1% on a CER basis to reach 1,188.4 billion yen (US$9.0 billion[5]), a record high for Takeda, and Core EPS grew at +13.9% on a CER basis to 558 yen per share. In addition, our Core Operating Profit margin increased by 1.6 percentage points to 29.5%. This year-on-year margin improvement is an indicator of our financial resilience and our ability to control costs—in fact, on a CER basis, our selling, general and administrative (SG&A) spend was lower than fiscal year 2021.

A key driver for our revenue growth was the performance of our Growth & Launch Products. They contributed around 40% of revenue and grew at 19% year over year at CER.

With strong fundamentals and financial discipline, we invested in our future growth, generated free cash flow of 446.2 billion yen, and continued to deleverage, reaching a net-debt-to-adjusted EBITDA of 2.6x as of March 31, 2023. Excluding the approximately 400 billion yen upfront cash payment we made to acquire TAK-279, our free cash flow would have been 837.3 billion yen, and the leverage ratio would have reached 2.3x. This achievement in deleveraging closes the chapter on our last major financial target from the Shire integration.

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Growth and Launch Products

Our FY2022 revenue growth was largely driven by our Growth & Launch Products, which generated around 40% of total revenue, and grew at 19% on a constant exchange rate basis.

BUSINESS AREA	GROWTH & LAUNCH PRODUCTS	INDICATION	REVENUE (BN JPY)	CER % CHANGE[4]
Gastroenterology (GI)	Entyvio (vedolizumab)	Moderate to severe ulcerative colitis or Crohn's disease	702.7	+15.2%
	ALOFISEL	Refractory complex perianal fistulas with Crohn's disease	2.7	+35.6%
Rare Diseases	TAKHZYRO (lanadelumab-flyo) injection	Prevention of hereditary angioedema attacks	151.8	+25.0%
	LIVTENCITY (maribavir)	Post-transplant CMV infection (refractory, with or without resistance)	10.5	+561.7%
PDT immunology	HyQvia, GAMMAGARD LIQUID, Cuvitru	Primary and secondary immunodeficiencies and multifocal motor neuropathy	522.2	+16.0%
	Flexbumin, HUMAN ALBUMIN	Hypovolemia, hypoalbuminemia, for use during cardiopulmonary bypass surgery, and hemolytic disease of the newborn	121.4	+19.0%
Oncology	ALUNBRIG (brigatinib)	ALK-positive non-small cell lung cancer	20.6	+35.2%
	EXKIVITY mobocertinib	Previously treated non-small cell lung cancer with EGFR exon 20 insertion	3.7	+228.4%
Other	Qdenga	Prevention of dengue disease	Not Disclosed	New Launch
	spikevax	Active immunization for the prevention of COVID-19 (primary and booster)	Total coronavirus vaccines revenue of 58.9	Not Disclosed
	ヌバキソビッド筋注	Active immunization for the prevention of COVID-19 (primary and booster)		Not Disclosed

See page 51 for footnotes.

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NEAR-TERM HEADWINDS, BUT CONFIDENT IN OUR GROWTH OUTLOOK

WE ANTICIPATE significant headwinds in fiscal year 2023 from the loss of high-margin VYVANSE® (lisdexamfetamine dimesylate) to generic erosion in the United States and AZILVA® (azilsartan) in Japan. We expect revenue to decline by low single-digit percent on a CER basis as a result, and Core EPS to decline at low-20s% CER.

Nevertheless, based on our current assumptions, we expect to return to revenue, profit and margin growth in the near-term driven by continued expansion of our Growth & Launch Products, such as ENTYVIO, TAKHZYRO, LIVTENCITY and our Immunoglobulin and Albumin portfolio. We also expect to see meaningful contribution from QDENGA as it continues to roll-out.

OUTLOOK FOR FISCAL YEAR 2023

(Billion yen, except percentages and per share amounts)

	Results FY2022	Forecast FY2023	Change vs. Prior Year		FY2023 Management Guidance CER % Change[4]
IFRS Metrics					
Revenue	4,027.5	3,840.0	-187.5	-4.7%	
Operating Profit	490.5	349.0	-141.5	-28.8%	
Net Profit	317.0	142.0	-175.0	-55.2%	
EPS (yen)	204	91	-114	-55.6%	
Non-IFRS[1, 3]					
Core Revenue	4,027.5	3,840.0	-187.5	-4.7%	Low single-digit % decline
Core Operating Profit	1,188.4	1,015.0	-173.4	-14.6%	Low-10s% decline
Core EPS (yen)	558	434	-124	-22.2%	Low-20s% decline
Cash Flows and Dividend					
Free Cash Flow[2]	446.2	400.0-500.0			
Dividend (per share)	180	188	+8	+4.4%	

See page 51 for footnotes.

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Near-term (FY2024-2025) Medium-term (FY2026-early 2030s) Long-term (FY2030s and beyond) Return to sales, profit and margin growth Continued expansion of Growth & Launch products Further launches from innovative late-stage pipeline Limited loss of exclusivity exposure until ENTYVIO biosimilars launch Additional contribution from robust R&D strategy, including clinical pipeline of ~40 NMEs • Returning to low-to-mid 30% Core Operating Profit margins • Increasing productivity enabled by data, digital and technology • Continuing to pursue asset-specific business development to enhance pipeline • Progressive dividend policy of increasing or maintaining dividend each year A b o u t G o ve rn a n ce P a ti e n t P e o p le P la n e t F in an ci al s G lo b a l C S R A p p e n d ix 51 2023 Annual Integrated Report Following the temporary generic headwinds we will face this year, we expect limited loss-of-exclusivity exposure until the launch of ENTYVIO biosimilars, which could be as late as 2032. We expect that the momentum from our Growth & Launch Products, coupled with new launches from our pipeline, will return us to growth in the near term and form the cornerstone of our future growth profile. As we look to the future, we remain committed to returning to a Core Operating Profit margin in the low-to-mid 30%, supported by productivity improvements driven by data, digital and technology. As we prepare for our next phase of growth, we will continue to maintain a solid investment grade credit rating, while allocating more capital toward our growth drivers and shareholder returns. Investing for growth will continue to consist of strategic investments in internal and external opportunities to enhance our pipeline, as well as investment in new product launches, our PDT business and data, digital and technology. We also plan to raise our dividend from 180 yen to 188 yen per share in fiscal year 2023 — Takeda’s first dividend increase in 15 years. Moving forward, we are committed to a progressive dividend policy. 1 Further information regarding certain of Takeda’s Non-IFRS measures is posted on Takeda’s investor relations website. 2 We define Free Cash Flow as cash flows from operating activities, subtracting acquisition of property, plant and equipment (“PP&E”), intangible assets and investments as well as removing any other cash that is not available to Takeda’s immediate or general business use, and adding proceeds from sales of PP&E, as well as from sales of investments and businesses, net of cash and cash equivalents divested. Free cash flow is a non-IFRS financial measure. 3 Core results adjust our reported results calculated and presented pursuant to IFRS to exclude the effect of items unrelated to Takeda’s core operations, such as, to the extent applicable for each line item, non-recurring items, purchase accounting effects and transaction related costs, as well as amortization and impairment of intangible assets and other operating income and expenses and the tax effect of each of the adjustments. 4 CER (constant exchange rate) change eliminates the effect of foreign exchange rates from year-over-year comparisons by translating Reported or Core results for the current period using corresponding exchange rates in the same period of the previous fiscal year. 5 Convenience translations have been made at an exchange rate of 1USD = 132.75 JPY.

2023 Annual Integrated Report

About | Governance | Patient | People | Planet | Financials | **Global CSR** | Appendix



COMMITTED TO MAKING HEALTH CARE

ACCESSIBLE TO ALL

OUR GLOBAL CSR Program prioritizes partnerships that help expand access to quality health care for people in low- and middle-income countries. We encourage innovation beyond commercial products in support of sustainable health systems for all people, everywhere. Our long-term funding commitments recognize that there are no quick fixes to complex health system challenges and that equitable impact takes time.

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Annual
Integrated
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About Governance Patient People Planet Financials Global CSR Appendix

GLOBAL CSR



OUR EMPLOYEES PLAY a key role in our Global CSR Program. Our employee-led Application Review Committee helps select proposals from non-profit organizations before a company-wide vote determines the final programs we fund each year.

Since the launch of our Global CSR program in 2016, we have provided $140.7 million to 24 programs in nearly 80 countries.

In 2022, 43% of employees voted to select our fiscal year 2022 Global CSR partners:

Ipas to improve access to and use of comprehensive sexual and reproductive health services for hard-to-reach women and girls in Ethiopia, Indonesia and Pakistan.

Plan International to expand access to health services for marginalized populations, especially girls and women experiencing complications from female genital mutilation in Somalia.

Pure Earth to help protect children in Colombia, India, Indonesia, Kyrgyzstan and Peru from lead poisoning.

UNFPA to support survivors of gender-based violence in Azerbaijan, El Salvador, Indonesia, Madagascar and Zimbabwe.

Read more about each partner and the programs on our **website**. You can also read impact stories from other partners including **Save the Children**, **Jhpiego** and **Last Mile Health**.

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About Governance Patient People Planet Financials Global CSR Appendix


VOLUNTEER

U.S. CSR HELP Program

In 2021, Takeda launched its **U.S. CSR program** to help reduce social disparities in health, environment, learning and providing (HELP). In 2022, we invested more than $19 million through 21 non-profit organizations, reaching more than 100,000 people.

Japan CSR CARE Program

Our Japan CSR CARE Program invests in efforts that support children with special needs and their families, vulnerable people working in informal economies, survivors of domestic violence and other marginalized populations. In 2022, we partnered with 18 non-profit organizations to help provide access to health care and nutrition to more than 4,200 people in Japan.

EMPLOYEES SHARE WHAT PARTICIPATING IN TAKEDA'S GLOBAL CSR PROGRAM MEANS TO THEM



BEN
Japan

"I love that we get to play such an important part in a decision with the potential to help thousands of people."



FAEZEH
United States

"The annual voting process means the voice and ideas of all employees matter."



ANDRES
Mexico

"I want to contribute to improve the communities where I live and work, and I know by voting for the global initiatives I can get a little closer to this objective."



RUTH
Kenya

"Voting gave me a sense of responsibility and also a sense of ownership of the programs."

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APPENDIX 55 A b o u t G o ve rn a n ce P a ti e n t P e o p le P la n e t F in a n c ia ls G lo b a l C S R A p p en d ix 2023 Annual Integrated Report

LEGAL DISCLAIMER Important Notice For the purposes of this notice, “Report” means this document, any oral presentation, any question and answer session and any written or oral material discussed or distributed by Takeda Pharmaceutical Company Limited (“Takeda”) regarding this Report. This Report (including any oral briefing and any question-and-answer in connection with it) is not intended to, and does not constitute, represent or form part of any offer, invitation or solicitation of any offer to purchase, otherwise acquire, subscribe for, exchange, sell or otherwise dispose of, any securities or the solicitation of any vote or approval in any jurisdiction. No shares or other securities are being offered to the public by means of this Report. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. This Report is being given (together with any further information which may be provided to the recipient) on the condition that it is for use by the recipient for information purposes only (and not for the evaluation of any investment, acquisition, disposal or any other transaction). Any failure to comply with these restrictions may constitute a violation of applicable securities laws. The companies in which Takeda directly and indirectly owns investments are separate entities. In this Report, “Takeda” is sometimes used for convenience where references are made to Takeda and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies. The product names appearing in this document are trademarks or registered trademarks owned by Takeda, or their respective owners. Forward-Looking Statements This Report and any materials distributed in connection with this Report may contain forward-looking statements, beliefs or opinions regarding Takeda’s future business, future position and results of operations, including estimates, forecasts, targets and plans for Takeda. Without limitation, forward-looking statements often include words such as “targets”, “plans”, “believes”, “hopes”, “continues”, “expects”, “aims”, “intends”, “ensures”, “will”, “may”, “should”, “would”, “could”, “anticipates”, “estimates”, “projects” or similar expressions or the negative thereof. These forward-looking statements are based on assumptions about many important factors, including the following, which could cause actual results to differ materially from those expressed or implied by the forward-looking statements: the economic circumstances surrounding Takeda’s global business, including general economic conditions in Japan and the United States; competitive pressures and developments; changes to applicable laws and regulations, including global health care reforms; challenges inherent in new product development, including uncertainty of clinical success and decisions of regulatory authorities and the timing thereof; uncertainty of commercial success for new and existing products; manufacturing difficulties or delays; fluctuations in interest and currency exchange rates; claims or concerns regarding the safety or efficacy of marketed products or product candidates; the impact of health crises, like the novel coronavirus pandemic, on Takeda and its customers and suppliers, including foreign governments in countries in which Takeda operates, or on other facets of its business; the timing and impact of post-merger integration efforts with acquired companies; the ability to divest assets that are not core to Takeda’s operations and the timing of any such divestment(s); the extent to which our internal energy conservation measures and future advancements in renewable energy or low carbon energy technology will enable us to reduce our greenhouse gas emissions; and other factors identified in Takeda’s most recent Annual Report on Form 20-F and Takeda’s other reports filed with the U.S. Securities and Exchange Commission, available on Takeda’s website at: https://www.takeda.com/investors/ sec-filings-and-security-reports/ or at www.sec.gov. Takeda does not undertake to update any of the forward-looking statements contained in this Report or any other forward-looking statements it may make, except as required by law or stock exchange rule. Past performance is not an indicator of future results and the results or statements of Takeda in this Report may not be indicative of, and are not an estimate, forecast, guarantee or projection of Takeda’s future results. A b o u t G o ve rn a n ce P a ti e n t P e o p le P la n e t F in a n c ia ls G lo b a l C S R A p p en d ix 56 2023 Annual Integrated Report

Financial Information and Certain Non-IFRS Financial Measures Takeda’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”). This Report and materials distributed in connection with this Report include certain financial measures not presented in accordance with IFRS, such as Core Revenue, Core Operating Profit, Core Net Profit, Core EPS, Constant Exchange Rate (“CER”) change, Net Debt, EBITDA, Adjusted EBITDA and Free Cash Flow. Takeda’s management evaluates results and makes operating and investment decisions using both IFRS and non-IFRS measures included in this Report. These non-IFRS measures exclude certain income, cost and cash flow items which are included in, or are calculated differently from, the most closely comparable measures presented in accordance with IFRS. By including these non-IFRS measures, management intends to provide investors with additional information to further analyze Takeda’s performance and core results, including when controlling for the effect of fluctuations in exchange rates. Takeda’s non-IFRS measures are not prepared in accordance with IFRS and such non-IFRS measures should be considered a supplement to, and not a substitute for, measures prepared in accordance with IFRS (which we sometimes refer to as “reported” measures). Investors are encouraged to review the definitions and reconciliations of non-IFRS financial measures to their most directly comparable IFRS measures, which are in the financial appendix appearing at the end of Takeda’s FY2022 investor presentation (available at takeda.com/investors/financial-results/ quarterly-results/). Exchange Rates In this Report, certain amounts presented in Japanese yen have been translated to US dollars solely for the convenience of the reader. Except where otherwise noted, these convenience translations have been made at an exchange rate of 1USD = 132.75 JPY, the Noon Buying Rate certified by the Federal Reserve Bank of New York on March 31, 2023. The rate and methodologies used for these convenience translations differ from the currency exchange rates and translation methodologies under IFRS used for the preparation of Takeda’s consolidated financial statements. These translations should not be construed as a representation that the relevant Japanese yen amounts could be converted into U.S. dollars at this or any other rate. Medical information This Report contains information about products that may not be available in all countries, or may be available under different trademarks, for different indications, in different dosages, or in different strengths. Nothing contained herein should be considered a solicitation, promotion or advertisement for any prescription drugs including the ones under development. A b o u t G o ve rn a n ce P a ti e n t P e o p le P la n e t F in a n c ia ls G lo b a l C S R A p p en d ix 57 2023 Annual Integrated Report

FINANCIAL DEFINITIONS Definition of Core Financial Measures, Constant Exchange Rate change, and Free Cash Flow Core Revenue represents revenue adjusted to exclude significant items unrelated to Takeda’s core operations. Core Operating Profit represents net profit adjusted to exclude income tax expenses, the share of profit or loss of investments accounted for using the equity method, finance expenses and income, other operating expenses and income, amortization and impairment losses on acquired intangible assets and other items unrelated to Takeda’s core operations, such as non-recurring items, purchase accounting effects and transaction related costs. Core EPS represents net profit adjusted to exclude the impact of items excluded in the calculation of Core Operating Profit, and other non-operating items (e.g. amongst other items, fair value adjustments and the imputed financial charge related to contingent consideration) that are unusual, non-recurring in nature or unrelated to Takeda’s ongoing operations and the tax effect of each of the adjustments, divided by the average outstanding shares (excluding treasury shares) of the reporting periods presented. CER (Constant Exchange Rate) change eliminates the effect of foreign exchange rates from year-over-year comparisons by translating Reported or Core results for the current period using corresponding exchange rates in the same period of the previous fiscal year. We present Free Cash Flow because we believe that this measure is useful to investors as similar measures of liquidity are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Free Cash Flow is also used by our management to evaluate our liquidity and our cash flows, particularly as they relate to our ability to meet our liquidity requirements and to support our capital allocation policies. We also believe that Free Cash Flow is helpful to investors in understanding how our strategic divestitures of non-core businesses and of portions of our investment portfolio contribute to the cash flows and liquidity available to us. We define Free Cash Flow as cash flows from operating activities, subtracting acquisition of property, plant and equipment (“PP&E”), intangible assets and investments as well as removing any other cash that is not available to Takeda’s immediate or general business use, and adding proceeds from sales of PP&E, as well as from sales of investments and businesses, net of cash and cash equivalents divested. The usefulness of Free Cash Flow to investors has significant limitations including, but not limited to, (i) it may not be comparable to similarly titled measures used by other companies, including those in our industry, (ii) it does not reflect the effect of our current and future contractual and other commitments requiring the use or allocation of capital and (iii) the addition of proceeds from sales and redemption of investments and the proceeds from sales of business, net of cash and cash equivalents divested do not reflect cash received from our core ongoing operations. Free Cash Flow should not be considered in isolation and is not, and should not be viewed as, a substitute for cash flows from operating activities or any other measure of liquidity presented in accordance with IFRS. The most directly comparable measure under IFRS for Free Cash Flow is net cash from operating activities. Definition of EBITDA/Adjusted EBITDA and Net Debt We present EBITDA and Adjusted EBITDA because we believe that these measures are useful to investors as they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We further believe that Adjusted EBITDA is helpful to investors in identifying trends in its business that could otherwise be obscured by certain items unrelated to ongoing operations because they are highly variable, difficult to predict, may substantially impact our results of operations and may limit the ability to evaluate our performance from one period to another on a consistent basis. EBITDA and Adjusted EBITDA should not be considered in isolation or construed as alternatives to operating income, net profit for the year or any other measure of A b o u t G o ve rn a n ce P a ti e n t P e o p le P la n e t F in a n c ia ls G lo b a l C S R A p p en d ix 58 2023 Annual Integrated Report

performance presented in accordance with IFRS. These non-IFRS measures may not be comparable to similarly-titled measures presented by other companies. The usefulness of EBITDA and Adjusted EBITDA to investors has limitations including, but not limited to, (i) they may not be comparable to similarly titled measures used by other companies, including those in our industry, (ii) they exclude financial information and events, such as the effects of an acquisition or amortization of intangible assets, that some may consider important in evaluating our performance, value or prospects for the future, (iii) they exclude items or types of items that may continue to occur from period to period in the future and (iv) they may not exclude all items which investors may consider to be unrelated to our long-term operations. These non-IFRS measures are not, and should not be viewed as, substitutes for IFRS reported net income (loss). We encourage investors to review our historical financial statements in their entirety and caution investors to IFRS measures as the primary means of evaluating our performance, value and prospects for the future, and EBITDA and Adjusted EBITDA as supplemental measures. We define EBITDA as consolidated net profit before income tax expenses, depreciation and amortization and net interest expense. We define Adjusted EBITDA as EBITDA further adjusted to exclude impairment losses, other operating income and expenses (excluding depreciation and amortization), finance income and expenses (excluding net interest expense), our share of loss from investments accounted for under the equity method and other items that management believes are unrelated to our core operations such as purchase accounting effects and transaction related costs. The most closely comparable measure presented in accordance with IFRS is net profit for the period. Please refer to Net Profit to Adjusted EBITDA Bridge for a reconciliation to the respective most closely comparable measures presented in accordance with IFRS. We present Net Debt because we believe that it is useful to investors in that our management uses it to monitor and evaluate our indebtedness, net of cash and cash equivalents, and, in conjunction with Adjusted EBITDA, to monitor our leverage. We also believe that similar measures of indebtedness are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We define Net Debt first by calculating the sum of the current and non-current portions of bonds and loans as shown on our consolidated statement of financial position, which is then adjusted to reflect (i) the use of prior 12-month average exchange rates for non-JPY debt outstanding at the beginning of the period and the use of relevant spot rates for new non-JPY debt incurred and existing non-JPY debt redeemed during the reporting period, which reflects the methodology our management uses to monitor our leverage, and (ii) a 50% equity credit applied to our aggregate principal amount of 500.0 billion hybrid (subordinated) bonds issued in June 2019 by S&P Global Rating Japan in recognition of the equity-like features of those bonds pursuant to such agency’s ratings methodology. From this figure, we deduct cash and cash equivalents, excluding cash that is temporarily held by Takeda on behalf of third parties related to vaccine operations and the trade receivables sales program, to calculate Net Debt. The usefulness of Net Debt to investors has significant limitations including, but not limited to, (i) it may not be comparable to similarly titled measures used by other companies, including those in our industry, (ii) it does not reflect the amounts of interest payments to be paid on our indebtedness, (iii) it does not reflect any restrictions on our ability to prepay or redeem any of our indebtedness, (iv) it does not reflect any fees, costs or other expenses that we may incur in converting cash equivalents to cash, in converting cash from one currency into another or in moving cash within our consolidated group, (v) it applies to gross debt an adjustment for average foreign exchange rates which, although consistent with our financing agreements, does not reflect the actual rates at which we would be able to convert one currency into another and (vi) it reflects an equity credit due to the fact that the amounts of our subordinated bonds, although we believe it to be reasonable, do not affect the status of those instruments as indebtedness. Net Debt should not be considered in isolation and are not, and should not be viewed as, a substitute for bonds and loans or any other measure of indebtedness presented in accordance with IFRS. The most directly comparable measures under IFRS for Net Debt is bonds and loans. Please refer to Net Debt to Adjusted EBITDA for a reconciliation to this measure. A b o u t G o ve rn a n ce P a ti e n t P e o p le P la n e t F in a n c ia ls G lo b a l C S R A p p en d ix 59 2023 Annual Integrated Report

Takeda Pharmaceutical Company Limited Takeda Global Headquarters 1-1, Nihonbashi-Honcho 2-chome, Chuo-ku, Tokyo 103-8668, Japan Tel: +81-3-3278-2111 Fax: +81-3-3278-2000 takeda.com © Copyright 2023 Takeda Pharmaceutical Company Limited. All rights reserved. Design by Addison.com T H I S R E P O R T O U T L I N E S Takeda’s financial and non-financial results from fiscal year 2022 and the sustainability- related focus areas we believe are most important for the stakeholders and communities we serve. The report includes the operations of Takeda Pharmaceutical Company Limited and its consolidated subsidiaries. The reporting period covers fiscal year 2022 (April 1, 2022, to March 31, 2023), but this report may include information that reflects events occurring after March 31, 2023. This report is published in addition to our regulatory disclosure documents: our Annual Securities Report filed with the Japanese Financial Services Agency and our Form 20-F filed with the U.S. Securities and Exchange Commission. The financial statements included in those regulatory reports are prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board. Details of our annual reports can be found on our website. This report is supplemented by our online sustainability disclosures, which provides easy-to-navigate links to where Takeda discloses important information related to our ESG priorities, practices and data across our various reporting platforms. Our sustainability disclosures contain our latest fiscal year 2022 sustainability performance indicators under the categories of Patient, People, Planet and Governance. We have prepared this report in consultation with additional frameworks and standards, including the: • Integrated Reporting Framework • The Sustainability Accounting Standards Board (SASB) Biotechnology & Pharmaceuticals Sustainability Accounting Standard. See 2023 SASB index report. • The Biopharma Investor ESG Communications Guidance • Stakeholder Capitalism Metrics developed by the World Economic Forum (WEF) and its International Business Council. See 2023 WEF index report. • The 10 principles of the United Nations Global Compact (UNGC). See 2023 UNGC index report. • The Task Force on Climate-related Financial Disclosures (TCFD) framework. See TCFD report. For more information, visit our Investor Information